Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the year ended December 31, 2024

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at December 31, 2024 and for the year then ended (“the Period of the Report” or “the Year of the Report”).

Except for the data audited in the Company’s consolidated financial statements as at December 31, 2024 (hereinafter – “the Financial Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited (or reviewed) by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary[1]

Main financial parameters (in millions of shekels)

		For the			For the
		Year Ended			Three Months Ended
		December 31			December 31
		2024	2023	%	2024	2023	%

Consolidated	EBITDA after proportionate consolidation	1,208	1,099	10%	228	319	(29)%
	Net income	197	169	17%	123	29	324%
	Adjusted net income (loss)	115	180	(64)%	(47)	43	(209)%
	FFO	726	648	12%	154	4	3,750%
Israel	EBITDA	639	562	14%	98	135	(27)%
	FFO	428	440	(3)%	45	10	350%
U.S.	EBITDA after proportionate consolidation	589	564	4%	137	191	(28)%
	FFO	339	264	28%	111	(8)	1,488%
	EBITDA after proportionate consolidation – energy transition	588	585	1%	141	163	(13)%
	EBITDA after proportionate consolidation – renewable energies	112	31	261%	28	14	100%

*
EBITDA, EBITDA after proportionate consolidation, adjusted net income and FFO are not recognized in accordance with IFRS – for definitions and the manner of their calculation – see Sections 4B and 4F below.

[1]
The Executive Summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the Summary) as stated in this report with all its parts (including warnings relating to “forward‑looking” information as it is defined in the Securities Law, 1968 (“the Securities Law”) definitions or explanations with respect to the indices for measurement of the results and including the information included by means of reference, as applicable). This Summary includes estimates, plans and assessment of the Company, which constitute “forward‑looking” information regarding which there is no certainty it will materialize and the readers are directed to the detail presented in this report below.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

Main developments in 2024 and thereafter

Israel
Ramat Beka project – the Company is continuing to advance a consolidated project for generation of electricity using photovoltaic technology with integrated storage with a cumulative capacity of about 505 megawatts and about 2,760 megawatts per hour of storage. See also Section 6A(2) below. In September 2024, the Group made an initial payment to Israel Lands Authority (ILA) in respect of the Ramat Beka 2 tender, in the amount of about NIS 178 million (the Company’s share – about NIS 142 million), constituting 20% of the aggregate consideration for the areas of the second tender. As at the approval date of the report, to the best of the Company’s knowledge government was received for advancement of the plan to State’s National Infrastructures Board – for details see Section 7.3.13.1 of Part A of the Periodic Report.

Additional renewable energy projects – as part of its strategic entry into the renewable energies area in Israel, the Company is developing additional projects using photovoltaic technology with integrated storage, with a cumulative capacity of about 215 megawatts and about 1,100 megawatt hours of storage. To the best of the Company’s knowledge, government was received for advancement of the plan to State’s National Infrastructures Board – for details see Section 6A(2) below.

Memorandum of principles with Intel for construction of a power plant with a capacity of 450–650 megawatts – in March 2024, a non‑binding memorandum of principles for supply of electricity to Intel’s facilities in Kiryat Gat was signed, including expansion of the currently‑existing facilities, for a period of 20 years from the date of commencement of operation. See also – Section 6A(1) below.

Sale of electricity to consumers of Partner Communications Ltd. (“Partner”) that are household consumers and small businesses and a decision regarding smart meters – in February 2024, an agreement was signed with Partner that will permit diversification of the mix of the Company’s customers. In April 2024, a decision of the Electricity Authority was received that will permit the Company to also sell electricity to household consumers without a smart meter and assignment thereof to a private conventional supplier commencing from November 1, 2024.

Refinancing in Israel – in August 2024, OPC Holdings Israel signed two bank financing agreements, with an aggregate scope of NIS 1.65 billion, which were used mainly for purposes of early repayment of the project financing of the Zomet and Gat power plants. In February 2025, OPC Israel signed an additional bank financing agreement in the aggregate amount of NIS 300 million under similar conditions. See also Note 14B(1) to the Financial Statements.

Hadera 2 project – after the government’s rejection of the plan for construction of a power plant for generation of electricity using natural gas in April 2024, in June 2024 Hadera 2 submitted a petition to the High Court of Justice regarding cancellation of the said Government Decision and approval of the plan. In December 2024, a conditional order was issued by High Court of Justice instructing the government to provide reasons why not to return of the plan for a rehearing by the National Infrastructures Board or, alternatively, to provide reasons why not to approve the plan. A hearing of the petition was scheduled for April 2025. See also – Section 6A.

Public Announcement regarding a proposal for changes in the tariff structure (the generation component) – for details – see Section 3.2E below and Section 7.2.3 to Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

Main developments in 2024 and thereafter (Cont.)

U.S.
Transactions for increase in the holdings in the Shore and Maryland power plants in the area of Energy Transition in the U.S. – in October 2024, acquisition of 25% of the Maryland power plant was completed and in December 2024 acquisition of an additional 25% of Maryland and 31% of Shore was completed. On the completion date of the transactions, consideration was paid in the aggregate amount of about $188 million – see also Section 24C to the financial statements. Furthermore, in February 2025 the CPV Group signed an agreement, subject to preconditions that have not yet been actualized, for acquisition of an additional 20% of the Shore power plant. As part of the aforesaid transactions, the total investment commitments were increased and provision of shareholders’ loans to the CPV Group, in the amount of about $220 million, such that subject to investment of the full amount of the commitments, the Company’s holdings (indirectly) will be about 70.7%.

Entry of an investor into the area of renewable energy activities in the U.S. – in August 2024, the CPV Group signed binding investment agreements with Harrison Street, in the aggregate amount of $300 million in CPV Renewable, in exchange for 33.3% of the ordinary rights in CPV’s renewable‑energy activities, based on a value “before the money” of $600 million. In November 2024, the transaction was completed. See also – Section 23E to the financial statements.

Capacity auctions in the PJM market for the period June 2025 through May 2026 – in July 2024, the results of auctions for capacity prices in PJM were published, with a significant increase in the prices to about $270 per megawatt per day. For details regarding the estimated addition to the Group’s revenues from capacity for the period of the auction and with respect to expected changes in the methodology of the auctions on the capacity prices in PJM for 2026–2027, and particularly determination of minimum and maximum (collar) prices of 175–325 megawatts per day – see Section 3.3M below.

Basin Ranch project – the CPV Group is continuing to advance the Basin Ranch project, a natural gas project with future carbon capture potential located in the western part of Texas, with a capacity of about 1.35 gigawatts, the construction cost of which is estimated at about $1.8 – $2 billion and commencement of its construction is expected by the end of 2025. The project was chosen by the TEF to advance to the stage of due diligence examinations for receipt of a subsidized loan in the amount of about $1 billion. In addition, as at the approval date of the report, the CPV Group is working on a private fundraising process that is required for construction of the project. For additional details – see Section 6B(2) below.

Refinancing in Towantic, Fairview, Shore and reductions of interest in Maryland and Fairview – during 2024 and in February 2025, undertakings for refinancing in Towantic, Fairview and Shore were completed. In addition, in September 2024 and February 2025, the transactions for interest reductions (repricing) in Maryland and Fairview were completed. See also Section 9 below.

Start of construction of the Rogue’s Wind project (wind‑energy power plant with a capacity of 114 megawatts located in Pennsylvania) – in August 2024 a Work Commencement Order was issued concurrent with completion of the receipt of financing for construction of the project. See also Section 6A(2) below.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

 Main developments in 2024 and thereafter (Cont.)

U.S. (Cont.)
Tax partner agreement in the Backbone project (solar technology‑based power plant with a capacity of 179 megawatts, in the state of Maryland) – in October 2024, a binding agreement was signed with a tax partner for investment of an aggregate amount of about $116 million.  See also Section 6A(2) below.

Commercial operation of the Stagecoach project with a capacity of 102 megawatts – in May 2024, the project reached commercial operation and an agreement was signed with a tax partner (PTC) in the aggregate amount of about $52 million.

Group headquarters	Raising of capital – in July 2024, the Company completed raising of capital, in the amount of about NIS 800 million.

Credit rating – in July 2024, S&P Maalot reconfirmed the credit rating of the Company and its debentures at the level of ilA– and updated the rating outlook from negative to stable.

Issuance of a new series of debentures (Series D) – in January 2024, the debentures (Series D) were issued in the amount of NIS 200 million with a term of about 6.4 years and bearing annual interest of 6.2%.

Portfolio of about 12.9 GW and about 3.9 GWh of storage (for details – see Section 6 below)

United States (1) (2)

(1)
Commencing from the fourth quarter of 2024, renewable energy projects are presented in accordance with the relative share of the CPV Group in this area of activities (about 66.7%). For details – see also Section 2(2), below.

(2)
Natural gas projects are presented in accordance with the relative share of the CPV Group in each project. The above chart does not include the transaction for acquisition of additional holdings, at the rate of 20%, in the Shore power plant, which as at the approval date of the report had not yet been completed.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

Portfolio of about 12.9 GW and about 3.9 GWh of storage (for details – see Section 6 below) (Cont.)

Israel (1)

(1)
The above chart does not include the Hadera 2 project, with a capacity of 850 megawatts, in light of the Government’s decision to reject the plan. As at the approval date of the report, a petition is underway in the Supreme Court sitting as the High Court of Justice regarding cancellation of the said Government decision. For details – see Section 6A(2) below and Section 7.3.13.4 of Part A to the Periodic Report.

That stated with respect to the development stages, capacities and/or expectations regarding construction of the development projects in Israel and in the U.S. constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s estimates at the date of the report and regarding which there is no certainty they will be realized. Ultimately, there could be changes in the characteristics of the projects and/or delays due to regulatory, operating, commercial factors and/or realization of one or more of the risk factors to which the Company is exposed, as stated in Part A of the Periodic Report. Advancement of the development projects (or any one of them) is subject to the discretion of the Company’s competent organs and existence (fulfillment) of additional conditions, as stated in Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
2.	Brief description of the areas of activity

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the report, the Group is engaged in the generation and supply of electricity in three activity areas (that constitute reportable segments in the financial statements), as briefly described below:

(1)
Israel (by means of OPC Holdings Israel Ltd.2) – as part of this area of activities, the Group is engaged in generation and supply of electricity and energy, mainly to private customers and to Noga Electricity System Management Ltd. (“the System Manager”), as well as in initiation, development, construction and operation of power plants and facilities for generation of energy by means of natural gas and renewable energy in Israel;

(2)
Renewable Energy in the U.S. (by means of the CPV Group3) – as part of this area of activities, the Group is engaged in initiation, development and operation of power plants running on renewable energy in the U.S. (solar and wind). For details regarding an investment transaction, in the aggregate amount of $300 million, in CPV Renewable in exchange for 33.3% of the ordinary rights in the renewable energy activities in the U.S, which was completed in the fourth quarter of 2024 – see Note 23E to the financial statements. Accordingly, starting from the completion date of the transaction, the Company includes the renewable‑energy activities in the U.S. held by the CPV Group at the rate of about 66.7% and that constitutes an associated company (that is not consolidated in the financial statements of the CPV Group and, in turn, the Company’s financial statements);

(3)
Energy transition in the U.S. (by means of the CPV Group4) – as part of this area of activities, the Group is engaged in holding and operation of power plants running on conventional energy in the U.S. (natural gas), which efficiently and dependably supply electricity. As at the date of the report, all the power plants operating in this area are held by associated companies at various different holding rates (that are not consolidated in the financial statements of the CPV Group and, in turn, in the Company’s financial statements). For additional details regarding the acquisition of additional holdings in Shore and Maryland in the fourth quarter of 2024 and an agreement for acquisition of additional holdings in the Shore power plant, which was signed after the date of the report – see Note 24C to the financial statements.

[2]	As at the date of the report, the Company holds directly 80% of the shares of OPC Israel while the other 20% is held by Veridis Power Plants Ltd. (“Veridis”).
[3]
As at the date of the report, the Company holds indirectly about 70.46% of the shares of CPV (for details regarding increase of the investment commitment in the fourth quarter of 2024 – see Note 23A(3) to the financial statements). The balance of the rights in CPV is held, indirectly, by institutional financial investors from Israel.

[4]
It is noted that the carbon capture process constitutes an additional separate component of the natural gas projects under development, which are subject to separate uncertainty and risks and could be developed or executed (if ultimately executed) according to a different timetable.

OPC Energy Ltd.
Report of the Board of Directors
2.	Brief description of the areas of activity (Cont.)

In addition, through the CPV Group, the Group is involved in additional business activities in the U.S. which, as the date of the report, are not material to the results of the Group’s overall activities (and that do not constitute reportable segments in the financial statements):

(1)
Initiation and development of projects for generation of electricity (highly‑efficient power plants running on natural gas) with integration of future carbon‑capture potential[4] (some of the projects in this area are being developed by associated companies);

(2)	Retail activities involving sale of electricity from renewable sources to commercial customers.

For additional details regarding the CPV Group’s activities in its different areas of activities, as well in other activity areas5 – see Note 25 to the financial statements.

It is noted that as at the date of the report, the Group’s activities in the area of provision of asset‑management and energy services to the power plants focus mainly on power plants partially owned by the CPV Group, and that since 2024 are no longer considered an independent area of activities and which are part of the activities of the headquarters of the CPV Group.

[5]
It is clarified that in some of the cases additional details are provided in order to present a comprehensive picture of the matter addressed or the relevant business environment. References to reports in this report include the information provided in the said reports by means of the reference.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment

3.1	General

A.
Macro‑economic environment (particularly inflation and interest) – in 2024, in the U.S. and in Israel, there was a certain moderation in the inflation rates with an increase of 2.7% and 3.4%, respectively.

Regarding the interest in Israel, in the January 2024 interest decision Bank of Israel decided to reduce the interest rate to 4.5% while in the other interest‑rate decisions in 2024 as well as in the beginning of 2025 there was no change. According to the latest forecast published by Bank of Israel, the interest rate is expected to decline a bit and stand at 4.00%–4.25% on average in the fourth quarter of 2025.

Regarding the interest in the U.S., in 2024 a trend of lowering the interest rate began, which was reduced by 1% to the level of 4.25%–4.50%. Since the beginning of 2025, there have been no additional interest-‑rate reductions. Based on the latest forecast published by the U.S. Federal Reserve Bank, the interest rate is expected to decline a bit and stand at 4% on average in 2025.

These parameters with respect to the inflation and interest rates, along with the policies of the central banks, have a significant impact on the worldwide macro‑economic environment, including in Israel and in the U.S., along with the business environment in which the Group operates.

The impacts of that stated above on the business environment could find expression in, among other things, the scope of the financing expenses (higher when the interest rate rises and lower when the interest rate falls), growth rates and extent of the business activities in the economy (in Israel and the U.S.), the financial markets and the possibilities and related attractiveness of raising capital, and the energy, electricity and natural‑gas prices, tariffs in the Israeli electricity market, project construction costs and the like.

In addition to that stated above, the changes and geopolitical tensions in Israel and worldwide impact the macro‑economic environment (including the policy considerations of Bank of Israel with reference to the circumstances of the war), as detailed in Section B below. Events of this type could also impact aspects of the inflation and interest rates.

Set forth below is data with reference to the currency exchange rate, Consumer Price Index (CPI) in Israel and in the U.S., the interest rates of Bank of Israel and the interest rates of the Fed in U.S.:

Dollar/shekel exchange rate*	2024	2023	Change

On December 31	3.647	3.627	0.6%
On September 30	3.710	3.824	(3.0)%
Average January– December	3.699	3.689	0.3%
Average October– December	3.703	3.823	(3.1)%

*	The dollar/shekel exchange rate shortly before the approval date of the report (on March 6, 2025) is 3.615.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

			Bank of
			Israel	Federal
	Israeli	U.S.	Interest	interest
	CPI	CPI	Rate	rate

On March 6, 2025	115.4	317.6	4.5%	4.25%–4.50%
On December 31, 2024	115.1	315.5	4.5%	4.25%–4.50%
On September 30, 2024	115.2	314.8	4.5%	4.75%–5.00%
On December 31, 2023	111.3	307.1	4.75%	5.25%–5.50%
On September 30, 2023	111.2	307.0	4.75%	5.25%–5.50%
On December 31, 2022	107.7	297.7	3.25%	4.25%–4.50%
Change in 2024	3.4%	2.7%	(0.25)%	(1)%
Change in 2023	3.3%	3.1%	1.5%	1%
Change in the fourth quarter of 2024	(0.1)%	0.2%	0%	(0.50)%
Change in the fourth quarter of 2023	0.1%	0.1%	0%	0.25%

For details regarding credit linked to the CPI or to prime – see Section 9B below, and that stated in Note 14B to the Financial Statements. For additional details regarding impacts of the changes in the macro‑economic environment on the results of the Group’s activities – see Section 11 below.

B.
Domestic and geopolitical instability in the defense (security) situation in Israel – 2023 was characterized by significant instability against the background of internal domestic events and geopolitical defense (security) matters. On October 7, 2023, the “Iron Swords” war (“the War”) broke out in the Gaza Strip. Furthermore, during 2024 the War and the security tensions increased in additional areas, particularly in the northern part of the State, as well as with Iran and the Houthis organization. The War and the security situation led to impacts and various restrictions for different time periods on the Israeli economy.

In addition, the War has had external impacts including, among others, interruptions in the marine routes due to attacks on commercial and supply ships and a significant cutback of the activities of foreign airline companies in Israel. These events have an occasional impact and could have an adverse impact on the arrival of equipment and foreign teams to Israel (including equipment and teams required for purposes of maintenance and construction of the Group’s activity sites in Israel) and the time schedules for their arrival.

The said events involve significant uncertainty and could impact the macro‑economic environment, including an unfavorable impact on the strength of Israel’s economy.

In a case of a worsening of the security situation, this could negatively impact the Company’s activities and the activities of the Company’s customers and suppliers in Israel, and could also negatively impact the results of the Company’s activities and the availability and cost of the capital and financing sources that are required by the Group. As of the approval date of the report, there is a ceasefire in most combat areas, however the instability and risk of a resurgence of the War still constitutes a significant risk. For details regarding the significance of the War on the Group’s business activities and results – see Section 6.1.1 to Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

C.
Change of the government in the U.S. – the recent policy changes stemming from entry into office of the new Trump government has created uncertainty along with opportunities in the energy sector in the U.S. Since his entry into the position in January 2025, President Trump has issued executive orders promoting the production of fossil fuels, including with respect to natural gas and LNG and reduction of government support in the area of renewable energies relating to, among other things, off‑shore wind. In addition, the Trump administration has suspended plans for Federal funding of clean energy and Federal licensing processes for wind projects. In the estimation of the CPV Group, as at the approval date of the report, the said executive orders do not have a significant impact on the activities of the CPV Group in the renewable energy area, and they may have a favorable impact on the business environment and the overall sentiment in the area of natural gas. Furthermore, President Trump has imposed tariffs or has announced the intention to impose tariffs on imports from certain countries, in such a manner that could impact equipment costs (both in the areas of renewable‑energy projects and natural‑gas projects) and trigger disruptions in the supply chain and, ultimately, lead to an increase in the construction costs of projects[6].

As at the approval date of the report, the CPV Group is monitoring the changes being advanced by the new government, including by force of the said executive orders, and at this early stage there is no certainty regarding the manner of their application and/or impact on the CPV Group (which could be different than the above‑mentioned estimates). For additional details – see Sections 8.1.3.1 and 8.1.4O of Part A of the Periodic Report.

3.2	Activities in Israel

D.	Update of the electricity tariffs – during 2023, there were a number of updates to the electricity tariffs such that the average generation component in 2023 was set at NIS 30.53 per kilowatt hour.

On February 1, 2024, the annual update to the tariff for 2024 for electricity consumers of Israel Electric Company entered into effect. Pursuant to the decision, the generation component was updated to NIS 0.3007 per kilowatt hour, a decrease of 1.1% compared with the generation component at the end of 2023 – this being mainly due to the surplus receipts expected from sale of the Eshkol power plant, which led to a reduction in the generation sector. In addition, as part of the said tariff update decision, it was noted that pursuant to the decision designation of the receipts from sale of Eshkol was determined – the surplus receipts from the sale will first be used to cover expenses incurred during the war, including costs of diesel oil, and only thereafter will the surplus receipts be used to cover non‑recurring past expenses.

[6]
That stated in this Section above constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based solely on the Company’s estimates as at the approval date of the report, which are subject to uncertainty and changes that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

D.	(Cont.)

Set forth below is data regarding the annual weighted‑average generation component (the prices are denominated in agurot per kilowatt hours):

Period	2024	2023	Change

January–December average	30.10	30.53	(1.4)%
October–December average	30.07	30.39	(1.1)%

In January 2025, a decision of the Electricity Authority entered into effect regarding update of the tariff for 2025 for consumers of electricity from the Electric Company. Pursuant to the decision, the weighted‑average generation component was updated to NIS 0.2939 per kilowatt hour – a decline of about 2.2% in the weighted‑average generation component, this being mainly as a result of a decrease in the Electric Company’s generation cost due to a reduction in the use of coal and a forecasted decline in the Electric Company’s natural‑gas price. In addition, there was a non‑recurring recognition of surplus receipts from sale of the Eshkol power plant, which led to a reduction in the generation component.

It is noted that the results of the Group’s activities in Israel are materially impacted by changes in the electricity generation component tariff, in such a manner that an increase in the electricity generation component has a positive impact on the Group’s results, and vice‑versa.

E.
Public announcement regarding a proposal for changes in the tariff structure (the generation component) – for additional details – see Section 7.2.3 of Part A of the Periodic Report. It is clarified that the said proposal for changes in the structure of the tariff for the generation component and the manner of its determination was published as part of a “Public Announcement” for receipt of in‑principle positions from the public prior to publication of a hearing that will be subject to responses, changes and administrative processes and, therefore, at this early stage, there is no certainty regarding the final arrangements that will be stipulated in the decisions (if so stipulated) and the timing thereof, which could be different – even significantly – than that stated in the “Public Announcement”. As at the approval date of the report, the Company had submitted a response as part of the “Public Announcement”, which includes a professional opinion and comments with respect to the arrangements presented therein, and is continuing to study the proposed arrangements, their possible impacts on its activities (if they are ultimately stipulated in the decision), and the manner of its response, and as at the present time it is not able to estimate the impact of the “Public Announcement”, if any, on its financial results. It is further clarified that changes in the generation component, including following the Public Announcement, if approved, could have an unfavorable impact – even a significant one – on the results of the Company’s activities in Israel, as described further including in Section 19.2.1 of Part A of the Periodic Report. In the Company’s estimation, in the present format of the generation component, in general, a change of 1 Agura in the generation component has an impact of about NIS 30 million on the segment’s EBITDA in Israel[7].

F.
Supplementary arrangements and granting of a supply license to Rotem – for details regarding provision of a supply license to Rotem and supplementary arrangements and imposition of certain covenants on Rotem commencing from July 1, 2024 – see Section 7.3.7 of Part A of the Periodic Report.

[7]
That stated constitutes an indicative estimate of the impact of changes to the generation component on the Company, which is subject to changes in, among other things, as a result of the manner of determining the periodic generation component and/or the manner of its application to the demand‑hours brackets, operating factors and/or occurrence of one or more of the risk factors to which the Company is exposed, as stated in Section 19.2 Section A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

G.
Decision regarding assignment of household consumers to – for details – see Section 7.2.2.3 of Part A of the Periodic Report. The decision permits the Company to expand the diversity of its customers by means of sale of electricity, directly and/or indirectly to all household consumers.

H.
Hearing regarding bilateral market regulation for generation facilities in the transmission network – for details – see Section 7.3.5 of Part A of the Periodic Report. It is noted that the Ramat Beka solar project that is being developed by the Company, might operate under this regulation, to the extent it is actually advanced and subject to the final regulations that will be determined (if any).

I.
Targets of the Israeli government regarding emission of greenhouse gases and amendment of the Excise Tax on Fuel Order – for details regarding the amendment to the Excise Order on Fuel (Imposition of Excise Tax), entered into effect commencing from January 1, 2025, particularly relating to a gradual increase in the excise tax tariff on natural gas – see Section 7.2.8 of Part A of the Periodic Report. The increase in the Excise Tax on natural gas is expected to raise the Group’s natural gas cost in Israel, where in the Company’s estimation part of this impact will be reduced by an increase in the Group’s revenues in Israel, if and to the extent there is an increase in the generation component and subject to the expected impact of such an increase on the natural gas price, which is linked to the generation component. As noted above, the generation component has a material impact on both the Company’s revenues from sale of energy and on its natural‑gas costs in Israel (for details – see Section 19.2.1 of Part A of the Periodic Report and Note 26C(5) to the Financial Statements). As at the approval date of the report, the Company is not able to estimate the full impact of the amended Excise Tax Order on the Company’s results over time due to the uncertainty involved with the manner of determining the tariff, in general, and the generation component, in particular, and the manner in which the decision is ultimately applied, as well as in light of possible impacts of conclusion of significant natural‑gas agreements in the economy. Regarding 2025, in the Company’s estimation the amended Excise Tax Order is not expected to have a material impact on its results[8].

J.
Decision regarding methodology for determination of SMP tariff and decision with respect to determination of the maximum tariff for the supplementary tariffs – for details – see Sections 7.3.2 and 7.3.3 of Part A of the Periodic Report.

          It is noted that in recent years the Electricity Authority has been advancing various processes for increasing competition in the supply area. For further details see Sections 7.9.2 of Part A of the Periodic Report.

For additional details regarding developments of the Group’s activities in Israel – see Section 6 below.

[8]
The Company’s estimate regarding the impact of the decision with respect to the amendment to the Excise Order on the Company and the possibility of its reduction constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized. Ultimately, the impacts of the amendment to the Excise Order might not be reduced and may not be expressed as a part of the generation component due to the manner of determination of the generation component, which is not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S.

K.	Electricity and natural gas prices

The results of the activities of the CPV Group are impacted to a significant extent by the electricity prices in effect in the areas in which the Group’s power plants operate. The main factors impacting the electricity prices are demand for electricity, available generation capacity (supply) and the natural gas price in the area in which the power plant operates.

With respect to the area of “energy transition” activity, in general, the natural gas price is significant in determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate that are powered by natural gas. For the most part, in the existing production mix, over time, to the extent the natural‑gas prices are higher, the marginal energy prices will also be higher, and will have a positive impact on the energy margins of the CPV Group due to the high efficiency of the power plants it owns compared with other power plants operating in the relevant activity markets (the impact could be different between the projects taking into account their characteristics and the area (region) in which they are located).

Electricity prices

The following table summarizes the average electricity prices in each of the regions in which the power plants in the area of energy transition activities of the CPV Group are active (the prices are denominated in dollars per megawatt hour)*:

	For the			For the
	Year Ended			Three Months Ended
Region	December 31			December 31
(Power Plant)	2024	2023	Change	2024	2023	Change

PJM West (Shore, Maryland)	33.83	33.06	2%	34.71	36.31	(4)%
PJM AEP Dayton (Fairview)	30.73	30.81	0%	32.48	31.30	4%
New York Zone G (Valley)	37.64	33.27	13%	46.26	31.52	47%
Mass Hub (Towantic)	41.47	36.82	13%	54.49	34.66	57%
PJM ComEd (Three Rivers)	25.55	26.68	(4)%	24.58	26.31	(7)%

*	Based on Day‑Ahead prices as published by the relevant ISO.

It is noted that the actual electricity prices of the power plants of the CPV Group could be higher or lower than the regional price shown in the above table due to the existence of a Power Basis (the difference between the power plant’s specific electricity price and the regional price). The Power Basis is a function of transport pressures, local cost of electricity generation, local demand for electricity, losses in the transmission lines and additional factors.

The following table provides the average Power Basis data for each power plant (the data is presented in dollars per megawatt hour):

Power plant	For the year ended December 31
	2024	2023

Shore	(6.25)	(8.32)
Maryland	3.59	2.47
Fairview	(2.18)	(1.90)
Valley	(1.00)	(1.41)
Towantic	(2.77)	(3.02)
Three Rivers	(1.01)	(1.18)

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

K.	Electricity and natural gas prices (Cont.)

Electricity prices (Cont.)

In the year of the report and in the fourth quarter of 2024, in general, there were no significant changes in the electricity prices compared with the corresponding periods last year except with respect to the Towantic and Valley power plants. In the fourth quarter of 2024, there was a significant increase in the electricity prices in the Towantic and Valley power plants compared with the corresponding quarter last year, due to, among other things, an increase in the natural‑gas prices and an increase in the RGGI price (carbon emission tax), as detailed below. It is noted that the Fairview and Three Rivers power plants are located in areas that as at the approval date of the report are not subject to RGGI.

At the macro level, electricity prices continue to be impacted by supply and demand trends in the activity areas of the CPV Group’s power plants: an increase in the demand for electricity as a result of electrification in the transportation, real estate and industry sectors, and due to the increase in the demand for electricity in the data‑center sector, as a result of the transition to “cloud” and growth in the Artificial Intelligence (AI) activities. At the same time, the available generation capacity is continuing to decline as a result of closing of old, inefficient and polluting conventional power plants (mainly coal‑powered power plants), on the one hand, and the limited supply of new power plants, on the other hand. For details regarding the EPA regulations with respect to the matter of carbon emissions – see Section 8.1.4(C) of Part A of the Periodic Report.

Subsequent to the period of the report, in general, a trend similar to the fourth quarter of 2024 continued, where the electricity prices remained high.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

K.	Electricity and natural gas prices (Cont.)

Natural gas prices

Set forth below are the average natural gas prices in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the Year Ended			For the Three Months Ended
Region	December 31			December 31
(Power Plant)	2024	2023	Change	2024	2023	Change

Texas Eastern M‑3 (Shore, Valley – 70%)	2.07	1.90	9%	2.37	1.78	33%
Transco Zone 5 North (Maryland)	2.51	2.74	(8)%	2.38	2.77	(14)%
Texas Eastern M‑2 (Fairview)	1.71	1.63	5%	1.99	1.61	24%
Dominion South Pt (Valley – 30%)	1.67	1.63	2%	1.97	1.64	20%
Algonquin City Gate (Towantic)	3.03	2.94	3%	4.42	2.69	64%
Chicago City Gate (Three Rivers)	2.12	2.30	(8)%	2.21	2.28	(3)%

*Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

In general, in the year of the report there were no significant changes in the average natural gas prices compared with the corresponding period last year. In the fourth quarter of 2024, in general, the natural‑gas prices in the U.S. were high compared with the corresponding period last year, due to, among other things, the relatively cold weather that led to high output from the natural‑gas inventories in the U.S and price pressure in the Algonquin region (a region that relies on, among other things, import of liquid gas in order to provide a response to the demand) stemming from uncertainty regarding the levels of the natural gas inventories in Europe. This uncertainty derived from, among other things, the fact that Ukraine and Russia did not renew the natural‑gas transmission agreements through Ukraine, which caused an imbalance between the demand and the supply capability of natural gas throughout Europe. With respect to the Maryland power plant, which is located in the Transco Zone 5 region, the decline in the natural‑gas prices stems from operation of a new gas transport pipeline (Mountain Valley Pipeline) that connects the region with a number of additional regions, including the Texas Eastern M2, which have lower natural gas prices. In addition, operation of the new pipeline in regions where there are lower natural gas prices, where the Valley, Shore and Fairview power plants are also located, led to a decrease in supply of natural gas in these regions and an increase in the gas prices. The Towantic power plant experienced a higher pricing of natural gas against the background of the much colder weather in December 2024 compared with last year.

Subsequent to the period of the report, in general, the trend of increasing natural gas prices continued, as a result of continued relatively cold weather and high levels of withdrawals from the natural gas inventories in the U.S.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

K.	Electricity and natural gas prices (Cont.)

Electricity margin in the operating markets of the CPV Group (Spark Spread)

Spark Spread is the difference between the price of the electricity in the relevant area (zone) and the price of the natural gas used for generation of the electricity in the relevant area (zone) (it is clarified that RGGI is not included in calculation of the Spark Spread but rather in the energy margin as detailed in Section 4F below).

The Spark Spread is calculated based on the following formula:

Spark Spread ($/MWh) = price of the electricity ($/MWh) – [the gas price ($/MMBtu) x thermal conversion ratio (heat rate) (MMBtu/MWh)]

Set forth below are the average Spark Spread margins for each of the main markets in which the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the			For the
	Year Ended			Three Months Ended
	December 31			December 31
Power Plant[9]	2024	2023	Change	2024	2023	Change

Shore	19.55	19.95	(2)%	18.36	24.03	(24)%
Maryland	16.51	14.15	17%	18.29	17.20	6%
Valley	24.19	20.72	17%	30.74	19.53	57%
Towantic	21.78	17.71	23%	25.76	17.18	50%
Fairview	19.62	20.22	(3)%	19.55	20.84	(6)%
Three Rivers	11.77	11.73	0%	10.22	11.49	(11)%

*
Based on electricity prices as shown in the above table, with a discount for the thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio of 6.5 MMBtu/MWh for Three Rivers, Towantic and Fairview. It is clarified that the actual energy margins of the power plants of the CPV Group could be significantly different due to, among other things, the existence of Power Basis and a different breakdown in the scope of the electricity sold in the peak and off‑peak hours in CPV’s power plants and that shown above (which was calculated based on the assumption of generation in all the hours of the 24‑hour period).

In the period of the report and in the fourth quarter of 2024, compared with the corresponding periods last year there was an increase in the electricity margins (Spark Spread) stemming mainly from an increase in the electricity prices in the Valley and Towantic power plants and a decline in the natural‑gas price in the Maryland power plant, as detailed above. Regarding the Shore power plant, most of the decline in the electricity margins in the fourth quarter of 2024 compared with the corresponding period last year stems from an increase of the natural gas price in the Texas Eastern M‑3 region.

It is noted that the hedging plans of the electricity margins in the power plants of the CPV Group that are powered by natural gas is intended to reduce the fluctuations of the CPV Group’s electricity margin resulting from changes in the natural gas and electricity prices in the energy market (for details regarding hedging agreements of the electricity margin of the CPV Group – see Section 4F below).

9          For additional details regarding the energy margin of the CPV Group – see Section 4F below.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

K.	Electricity and natural gas prices (Cont.)

Electricity margin in the operating markets of the CPV Group (Spark Spread) (Cont.)

For details regarding a forecast of the EOX company of electricity and natural gas prices for 2025 through 2027 – see Appendix A below.

L.	Tax on carbon emissions (RGGI)

Regional Greenhouse Gas Initiative (RGGI) is a joint effort of the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont to determine quotas and to reduce the emissions of carbon dioxide from the energy sector. The RGGI regulation requires the power plants running on fossil fuels to hold, through public tenders or commerce in a secondary market, gas‑emission quotas for purposes of offsetting emissions of carbon dioxide for every facility. Pursuant to the RGGI regulation, an independent market supervisor provides supervision of the tenders for gas‑emission quotas, as well as activities in the secondary market, in order to assure integrity of and confidence in the market. The RGGI regulation applies to 4 of the 6 power plants of the CPV Group in the Energy Transition segment: Maryland, Shore, Valley and Towantic. With respect to the legal proceeding underway in Pennsylvania (the location of the Fairview power plant) in connection with application of RGGI and the possible significance of the matter – see Section 8.1.4B of Part A of the Periodic Report.

Set forth below is a summary of the prices of the gas‑emission quotas (carbon emission tax) from the RGGI tenders. In general, the tenders take place four times a year, in March, June, September and December.

	Average for			Average for
	the year ended			the three months ended
	December 31			December 31
	2024	2023	Change	2024	2023	Change

Price of carbon emission tax in the RGGI
tenders ($ per short ton / 2,000 pounds)*	19.42	13.02	49%	25.75	13.85	86%

Cost of the carbon emission tax (in terms
of gas cost) ($ per MMBtu)**	1.16	0.77	49%	1.53	0.82	86%

*
The prices of the carbon emissions tax are presented on the assumption that the price of the tender that is held prior to a certain quarter represents the price of the carbon emissions tax. For example, the tender held in December 2024 will represent the price for the first quarter of 2025. It is noted that the actual price of the carbon emissions tax could be different than the tender prices as a result of transactions made in the secondary market.

**
The cost of the carbon emissions tax (in terms of gas cost) is calculated under the assumption of emissions of carbon dioxide with a reference (ratio) of 119 lbs./MMBtu. It is noted that the actual carbon dioxide emissions ratio varies between the different power plants, and in the estimation of the CPV Group a ratio of 119 lbs./MMBtu is a representative ratio for power plants running on natural gas.

In the period of the report and the fourth quarter of 2024 compared with the corresponding periods last year, there was a significant increase in prices of the carbon emissions tax, which in the estimation of the CPV Group was mostly impacted by speculative trading and release of all the gas emission quotas from the cost containment reserve in the first quarter of 2024. In the tender in December 2024 (which reflects prices in the first quarter of 2025), the price declined to $20.05 per short ton.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues

Capacity is a component that is paid by regulatory bodies that manage demand and loads (system operators) for electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This revenue component is an additional component, separate and apart from the component based on the energy prices (which is paid in respect of sale of the electricity). Definition of the capacity component, as stated, including entitlement to revenue for seeing to availability of the electricity, including provisions regarding bonus or penalty payments, are governed by the tariffs determined by the ISO of every market. Accordingly, NY‑ISO, PJM and ISO‑NE publish mandatory public auctions for determination of the capacity tariffs. It is noted that, in the nature of things, an increase in the capacity prices favorably impacts CPV’s results, and vice‑versa. The extent of the impact on the overall results changes as a function of the energy margins, which is the most significant component of the gross profit (margin for generation of the electricity and the sale thereof) – this being taking into account that the weight of the capacity component is usually lower than the weight of the energy margin component.

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to the CPV Group’s power plants and in the general market (the prices are denominated in dollars per megawatt per day). It can be seen in the following table that in prior years, generally, the capacity prices have declined from period to period up to a significant reversal in the trend in the last auction for the period from June 2025 through May 2026.

Sub-Region	CPV Plants[10]	2025/2026	2024/2025	2023/2024	2022/2023
PJM RTO		269.92	28.92	34.13	50.00
PJM COMED	Three Rivers	269.92	28.92	34.13	–
PJM MAAC	Fairview, Maryland, Maple Hill	269.92	49.49	49.49	95.79
PJM EMAAC	Shore	269.92	54.95	49.49	97.86

Source: PJM

10          The Three Rivers power plant, which commenced commercial operation in July 2023, is entitled to capacity payments, from this date.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

Results of capacity auction in the PJM market for the period from June 2025 through May 2026

In July 2024, PJM published the results of auctionss on capacity prices for the period from June 2025 through May 2026. This, being after in October 2023, PJM submitted to FERC changes in the format for the capacity market that entered into effect commencing from the present auction (at this stage for a one‑year period starting from the middle of 2025). The changes include, among others, adjustments to the scope of capacity permitted to be sold, examination requirements for generators and adjustment of planning parameters with an increase in the weight of the winter reliability risk parameter.

The significant increase in the capacity tariff in the auction, as shown in the above table, relates to, among other things, the forecast of an increase in demand, an increase in the reserves required and a decline in the total supply as a result of demands and a change in the manner of calculating capacities and load capability of the generation sources by PJM. The change in the manner of calculating availability capacities of the power plants caused a decrease in the availability capacity that is provided for sale in most of the power plants operating in the PJM market. The impact of the said change on the power plants of the CPV Group operating in the energy transition area is a decline in the availability capacity provided for sale from about 96% to about 79%. In the estimation of the CPV Group, as a result of the increase in the capacity tariff, the addition to its revenues from capacity from all its power plants, as at the date of the report, in the PJM market for the period from June 2025 through May 2026 compared with the period from June 2024 through May 2025 is estimated at about $89 million. In addition, upon completion of the transaction for acquisition of an additional 20% of the Shore power plant, if ultimately completed, the capacity revenues will increase by the estimated additional amount of about $11 million (for details – see Note 24 to the financial statements)11.

In September 2024, complaints were filed with the FERC in order to make certain changes in the upcoming capacity auctions in the PJM market. In response, PJM proposed a postponement of the auction that was originally scheduled for December 2024 by about six months in order to permit the making of changes to the rules of the auctions.

In February 2025, the FERC approved proposals of PJM for changes in the framework of the capacity market, which are aimed at reducing the pricing fluctuations between the auctions. The amendments include: (A) continued use of gas turbines as a representative index for the demand curve; (B) inclusion of RMR (reliability must run) units – the planned sources for scrap remain for purposes of assurance of reliability in the auctions in the capacity market as an alternative source of supply: (C) determination of a uniform penalty rate for inferior performances for all the generation sources; (D) increase of the flexibility regarding submission of bids; and (E) cancellation of the automatic exemptions from the bid requirement for certain types of sources.

[11]
That stated in this Section regarding the estimate of the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized. Ultimately, the revenues of the CPV Group from capacity could be different (even significantly) as a result of, among other things, regulatory changes (including appeal processes or other processes in the PJM market or as part of other municipal authorities), operating factors, changes in the business environment and/or the occurrence of one or more of the risk factors to which the CPV Group is exposed. In addition, as at the approval date of the report the increase of the additional holdings in the Shore power plant had not yet been completed, the completion of which is subject to conditions that have not yet been fulfilled and there is no certainty regarding their fulfillment.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

Results of capacity auction in the PJM market for the period from June 2025 through May 2026 (Cont.)

In addition, PJM proposed to determine maximum and minimum price ceilings (collar) of $325 per MW/day and $175 per MW/day, respectively, for the next two capacity auctions. As at the approval date of the report, PJM’s said proposal for price ceilings (collar) is subject to FERC approval and there is no certainty it will be approved or its final conditions if ultimately approved.

Subject to additional changes in timetables, if any, as at the date of the report, the next capacity auction of PJM for the 2026/2027 capacity year is planned for July 2025 and the auction for the 2027/2028 capacity year is planned for December 2025.

NYISO market

Similar to the PJM market, in the NYISO market capacity payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal auctions in every spring for the upcoming summer (the months of May through October) and in the fall for the upcoming winter (the months of November through April). In addition, there are supplemental monthly auctions for the balance of the capacity not sold in the seasonal auctions. The power plants are permitted to assure the capacity tariffs in the seasonal auction, the monthly auction or through bilateral sales.

Set forth below are the capacity prices determined in the seasonal auctions in the NYISO market, the capacity prices rose compared with prior periods – this being mainly due to exit from the system of power plants and an anticipated increase in demand (the prices are denominated in dollars per megawatt per day):

Sub-Area	CPV Plants	Winter 2024/2025	Summer 2024	Winter 2023/2024
NYISO Rest of the Market	–	66.30	168.91	127.25
Lower Hudson Valley	Valley	66.30	168.91	128.90

Source: NYISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

The decline in the capacity prices in the winter of 2024/2025 in the NYISO market stems from relatively stable demand for electricity over the past years, mainly against the background of a slower than expected recovery from the Coronavirus, along with an increase in renewable energy and an improvement of the energy costs.

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal auctions, the monthly auctions and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

ISO‑NE market

The Towantic power plant, which operates in this market, participated for the first time in a capacity auction for 2018–2019 at a price of $313.97 MW/day and determination of the tariff for seven years in respect of 725 megawatts linked to the Handy-Whitman Price Index, which will apply up to May 2025.

Similar to the PJM market, in the ISO‑NE market capacity payments are made as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, in which there should be capacity requirements that differ as a function of local supply and demand and transport capacity. ISO‑NE executes forward auctions for a period of one year, commencing from June 1, three years from the year of the auction. In addition, there are supplementary monthly and annual auctions for the balance of the capacity not sold in the forward auctions. The power plants are permitted to guarantee the capacity payments in the forward auctions, the supplementary auctions or through bilateral sales.

Set forth below are the capacity payments determined in the sub‑regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Power Plants	2027/2028	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	117.70	85.15	85.15

Source: NE‑ISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the actual capacity prices for the Towantic power plant are impacted by forward auctions, supplementary annual auctions, monthly auctions with capacity prices that change every month and bilateral agreements with energy suppliers in the market.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations.

In Israel, the TAOZ tariffs are supervised (controlled) and published by the Electricity Authority. Generally, the electricity tariffs in Israel in the summer and the winter are higher than those in the transition seasons. It is noted that acquisition of the gas, which constitutes the main cost in this activity area, is not impacted by seasonality of the TAOZ (or the demand hours’ brackets).

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is generally high in periods in which the weather is cold or hot compared with the average (generally in the summer and the winter seasons) and they are materially impacted by the natural gas prices, which are usually higher in the winter compared with the annual average and depending on the weather. In addition, in connection with renewable energy projects, in wind projects the wind speeds tend to be higher in the winter and lower in the summer, whereas in solar projects the radiation from the sun tends to be higher in the spring and summer months and lower in the fall and winter months.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

A.	Statement of income

	For the Year Ended
Section	December 31
	2024	2023

Revenues from sales and provision of services (1)	2,779	2,552
Cost of sales and provision of services (without depreciation and amortization) (2)	(1,931)	(1,827)
Depreciation and amortization	(317)	(288)
Gross profit	531	437
Administrative and general expenses	(263)	(212)
Share in earnings of associated companies	166	242
Business development expenses	(45)	(58)
Compensation for lost revenues	44	41
Other expenses, net	(56)	(16)
Gain on loss of control in the renewable energies segment in the U.S.	259	–
Operating income	636	434
Financing expenses, net	(252)	(197)
Loss from extinguishment of financial liabilities	(49)	–
Income before taxes on income	335	237
Taxes on income expenses	(138)	(68)
Net income for the year*	197	169
Attributable to:
The Company’s shareholders	111	144
Holders of non‑controlling interests	86	25

*	For an analysis of the change in the net income and a definition and analysis of the change in the adjusted net income – see Section 4G below.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the		Board’s Explanations
	Year Ended
	December 31
	2024	2023
Revenues in Israel
Revenues from sale of energy to private customers	1,368	1,424
Revenues from sale of energy to the System Operator and to other suppliers	165	120	Most of the increase, in the amount of about NIS 32 million, stems from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues in respect of capacity payments	171	59	Most of the increase stems from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues from sale of energy at cogeneration tariff	83	82
Revenues from sale of steam	57	59
Other revenues	23	59
Most of the decline derives from sales of electricity recognized in the corresponding period last year, in the amount of about NIS 26 million, from the Zomet power plant prior to the commercial operation at the end of June 2023.

Total revenues from sale of energy and others in Israel (without infrastructure services)	1,867	1,803
Revenues from private customers in respect of infrastructure services	445	480
Total revenues in Israel	2,312	2,283

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	195	136
The increase derives mainly from the first‑time consolidation of the Mountain Wind project starting from the second quarter of 2023 and the commercial operation of the Maple Hill and Stagecoach projects starting from the fourth quarter of 2023 and the second quarter of 2024, respectively. This increase was partly offset by discontinuance of consolidation of renewable energies segment in November 2024, deriving from loss of control in CPV Renewable and as a result of transition to the equity method of accounting. For additional details – see Note 23E to the Financial Statements.

Revenues from sale of electricity (retail) activities and others	272	133	The increase stems mainly from an increase in the scope of the activities.
Total revenues in the U.S.	467	269

Total revenues	2,779	2,552

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the Year Ended		Board’s Explanations
	December 31
	2024	2023
Cost of sales in Israel
Natural gas and diesel oil	645	663
Expenses in respect of acquisition of energy	320	303	Most of the increase stems mainly from the background of the maintenance work at the Rotem power plant in the first half of 2024 and the Gat power plant in the second half of 2024.
Cost of transmission of gas	55	41	The increase stems mainly from the first‑time consolidation of Gat, starting from the second quarter of 2023 and the commercial operation of Zomet starting from the end of the second quarter of 2023.
Salaries and related expenses	46	37
Operating expenses	120	87	The increase stems mainly from the first‑time consolidation of Gat commencing from the second quarter of 2023 and the commercial operation of Zomet starting from the end second quarter of 2023.
Other expenses	18	65	In 2023, includes mainly natural gas and other at the Zomet power plant prior to commercial operation at the end of June 2023.
Total cost of sales in Israel without infrastructure services	1,204	1,196
Expenses in respect of infrastructure services	445	480
Total cost of sales in Israel	1,649	1,676

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization): (Cont.)

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	60	49
The increase stems mainly from the first‑time consolidation of the Mountain Wind project, commencing from the second quarter of 2023 and commercial operation of the Maple Hill and Stagecoach projects, starting from the fourth quarter of 2023 and the second quarter of 2024, respectively. This increase was partly offset by discontinuance of consolidation of renewable energies segment in November 2024 deriving from loss of control in CPV Renewable and as a result of transition to the equity method of accounting. For additional details – see Note 23E to the Financial Statements.

Cost of sales in respect of sale of electricity (Retail) and others	222	102	The increase stems mainly from an increase in the scope of the activities.
Total cost of sales and provision of services in the U.S.	282	151
Total cost of sales and provision of services	1,931	1,827

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service

1.	EBITDA indices

“EBITDA in the consolidated financial statements”12: net income (loss) for the period before depreciation and amortization, financing expenses or income, net, taxes on income and other income (expenses), net.

“EBITDA after proportionate consolidation”: – “EBITDA in the consolidated financial statements” less the share of the income (loss) of associated companies and plus a proportionate consolidation of the EBITDA of the associated companies based on the rate of the holdings of the CPV Group therein.

It is clarified that starting from 2024, the Company no longer includes in its financial statements the “adjusted EBITDA after proportionate consolidation” index due to immateriality and, accordingly, irrelevance of the adjustments in respect of changes in fair value of derivative financial instruments and items not in the ordinary course of the Group’s business. For 2024 and 2023, these adjustments totaled an aggregate amount of about NIS 2 million and about NIS 10 million, respectively.

2.
“FFO” (funds from operations) – with respect to active projects – cash flows from current operating activities for the period (including changes in working capital) and less investments in property, plant and equipment and periodic maintenance costs that are not included in the operating activities and less net interest payments. With respect to the rest of the Group’s activities – cash flows from current operating activities for the period (including changes in working capital) and less net interest payments (to the extent they do not relate to projects under construction). It is clarified that investments in property, plant and equipment (under construction and/or in development) including the net interest payments in respect thereof, are not included in FFO.

3.
“Net cash flows after service of project debt” – the “FFO” less/plus payment of principal in respect of financial debt and/or taking out of project debt and non‑project debt (loans and/or debentures), and after adjustments for a change in other credit from banks and a change in cash, including cash restricted for debt service and deposits (including to secure transactions hedging electricity margins).

The said indices are not recognized in accordance with International Financial Reporting Standards (IFRS) as indices for measurement of financial performances and are not intended to be considered a replacement for gross profit or loss and operating income, cash flows from operation activities or other terms relating to operating performances or liquidity indices in accordance with IFRS.

[12]	It is clarified that income in respect of lost profits is included in EBITDA in the consolidated statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

It is noted that the EBITDA indices are intended to present an approximate of the free cash flows from the Group’s operating activities or to present cash available for distribution of dividends or other uses (particularly in light of provisions of the project financing agreements for some of the Group’s power plants), since such cash may be used for debt service, capital investments, working capital and other liabilities. Moreover, the EBITDA indices are characterized by restrictions that limit the use thereof as indices for analyzing the Company’s profitability, since they do not take into account certain income and expenses deriving from the Company’s business that could have a material impact on its net income or loss, such as depreciation expenses, financing expenses or income and taxes on income.

The Company believes that the data items “EBITDA after proportionate consolidation” and “FFO”13 provide useful and transparent information to investors when reviewing the Company’s operating performances and current cash flows and when comparing such performances to performances of other companies in the same sector or in other industries (having different capital structures, different levels of debt and/or different income tax rates) as well as when comparing performances between periods. It is noted that the “EBITDA after proportionate consolidation” data item also serves the Company’s management when analyzing the Company’s performances.

The data item “net cash flows after debt service” provides additional information regarding the Group’s net cash flows that are available for its use (subject to compliance with the provisions of law and the financing agreements with reference to distribution of dividends) for purposes of growth and making of new investments, along with distribution of dividends to the shareholders (subject to compliance with the provisions of law, the trust certificates and non‑project financing agreements and in accordance with the Group’s policies).

EBITDA calculations in the consolidated statement, including EBITDA after proportionate consolidation (in millions of NIS):

	For the Year Ended
	December 31
	2024	2023

Revenues from sales and provision of services	2,779	2,552
Cost of sales (without depreciation and amortization)	(1,931)	(1,827)
Administrative and general expenses (without depreciation and amortization)	(247)	(197)
Business development expenses	(45)	(58)
Share in income of associated companies	166	242
Compensation for lost revenues	44	41
Consolidated EBITDA	766	753
Elimination of the share in income of associated companies	(166)	(242)
Plus – Group’s share of the proportionate EBITDA of associated companies
in the Energy Transition segment (1)	592	588
Plus – Group’s share of the proportionate EBITDA of activities in the
renewable energies segment in the U.S. (2)	16	–
EBITDA after proportionate consolidation	1,208	1,099

[13]	It is noted that other companies might define EBITDA and FFO indices differently.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)	Calculation of the Group’s share in the proportionate EBITDA, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS):

For the year ended December 31, 2024	Fairview	Towantic	Maryland	(1) Shore	Valley	Three Rivers	Total

Revenues from sales of energy	206	217	185	155	352	61	1,176
Cost of natural gas	91	98	73	73	127	36	498
Carbon emissions tax (RGGI)	–	41	33	47	80	–	201
Cost of sales – other expenses (without
depreciation and amortization)	2	4	8	6	7	2	29
Gain (loss) on realization of transactions
hedging the electricity margins	21	(12)	(3)	14	47	17	84
Net energy margin	134	62	68	43	185	40	532
Revenues from capacity payments	18	122	16	19	58	4	237
Other income	4	6	9	6	3	2	30
Gross profit	156	190	93	68	246	46	799
Fixed costs (without depreciation and
amortization)	14	21	28	28	76	13	180
Administrative and general expenses
(without depreciation and amortization)	5	4	5	5	8	2	29
Gain (loss) from revaluation of unrealized
hedging transactions	10	(1)	(1)	(6)	–	–	2
Group’s share in proportionate EBITDA in the Energy
Transition segment (2)	147	164	59	29	162	31	592
Group’s share in FFO	106	157	21	18	68	15	385
Net cash flows after service of project debt (3)	(4)289	65	8	17	(1)	10	388

(1)
At the Shore power plant – gas transmission costs (totaling in 2024 about NIS 22 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)
It is noted that the increase in the holdings in the Shore and Maryland power plants in the fourth quarter of 2024, as detailed in Note 24C to the financial statements, did not have a significant impact on the results of the Energy Transition segment in the U.S. in 2024.

(3)
It is pointed out that the financing agreements of the CPV Group include arrangements for mechanisms of the “cash sweep” type, in the framework of which all or part of the free cash flows of the projects is designated for repayment of loan principal on a current basis along with a predetermined minimum repayment schedule relating to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are also restrictions on distributions of dividends.

(4)
The net cash flows after debt service in Fairview include taking out of additional financing for the project as part of a refinancing made in the third quarter of 2024 (which was distributed as a dividend to the partners in the project). For details – see Section 8.17.4 of Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)	Calculation of the Group’s share in the proportionate EBITDA, FFO and net cash flows after service of project debt of associated companies (in millions of NIS):

For the year ended December 31, 2023	Fairview	Towantic	Maryland	(1) Shore	Valley	(2) Three Rivers	Total

Revenues from sales of energy	191	181	156	147	268	28	971
Cost of natural gas	81	90	77	71	107	17	443
Carbon emissions tax (RGGI)**	(1)	27	20	29	43	–	118
Cost of sales – other expenses (without
depreciation and amortization)	2	3	7	6	6	–	24
Gain on realization of transactions hedging
the electricity margins	32	(2)	8	(1)	77	–	114
Net energy margin	141	59	60	40	189	11	500
Revenues from capacity payments	23	106	24	25	57	2	237
Other income	2	3	3	5	4	1	18
Gross profit	166	168	87	70	250	14	755
Fixed costs (without depreciation and
amortization)	12	19	19	26	68	4	148
Administrative and general expenses
(without depreciation and amortization)	4	5	4	5	8	1	27
Gain (loss) from revaluation of unrealized
hedging transactions	(9)	56	(1)	(39)	–	1	8
Group’s share in proportionate EBITDA in the Energy
Transition segment	141	200	63	–	174	10	588
Group’s share in FFO	124	103	(3)15	(4)5	75	–	322
Net cash flows after service of project debt	11	(37)	10	(8)	11	–	(13)

(1)
At the Shore power plant – gas transport costs (totaling in 2023 about NIS 22 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)	The financial results of Three Rivers are included starting from the commercial operation date, which took place in the third quarter of 2023.

(3)	The FFO in 2023 includes a payment in respect of project for upgrading facilities in the Maryland power plant, in the amount of about NIS 8 million.

(4)	The FFO in 2023 includes a payment, in the amount of about NIS 9 million, in respect of significant maintenance work performed.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(2)	Calculation of the Group’s share in EBITDA after proportionate consolidation of the renewable energies segment (in NIS millions):

	January–	November–	Total
	October	December	2024	Total
	2024	2024	Proportionate	2023
	Consolidated	Associated	Consolidation	Consolidated

Revenues	203	29	232	136

Fixed costs (without depreciation and
amortization)	(61)	(5)	(66)	(41)

Administrative and general	(26)	(4)	(30)	(23)

EBITDA from active projects	126	20	142	72

Business development and other costs	(26)	(4)	(30)	(41)

Share of the Group in EBITDA after
proportionate consolidation in the renewable
energies segment in the U.S.	96	16	112	31

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(3)
Set forth below is a breakdown of the EBITDA after proportionate consolidation data broken down by subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) as well as FFO and cash flows after service of project debt data (in NIS millions):

		For the year ended			For the year ended
Main projects in operation	Basis of	December 31, 2024			December 31, 2023
	presentation			Net cash			Net cash
	in the	EBITDA		flows	EBITDA		flows
	Company’s	after		after	after		after
	financial	proportionate		debt	proportionate		debt
	statements	consolidation	FFO	service	consolidation	FFO	service

Total operating projects in Israel and
accompanying business activities (1)	Consolidated	670	498	(9)(8)361	602	483	412
Business development costs,
headquarters in Israel and other costs	Consolidated	(31)	(70)	(9)(8)59	(40)	(43)	(43)
Total Israel		639	428	420	562	440	369

Total operating projects (2)	Associated	592	385	388	589	322	(13)
Other costs	Consolidated	(4)	(14)	(14)	(4)	(4)	(4)
Total energy transition in the U.S.		588	371	374	585	318	(17)
Total operating projects (2) (3)	Associated	142	74	14	72	54	6
Business development and other costs	Associated	(30)	(23)	(23)	(41)	(41)	(41)
Total renewable energy in the U.S.		112	51	(9)	31	13	(35)
Total activities as part of the “others”
segment (4)	Consolidated	(22)	(22)	(22)	(26)	(26)	(26)
Headquarters in the United States (5) (6)	Consolidated	(89)	(61)	(61)	(26)	(41)	(41)
Total United States		589	339	282	564	264	(119)

Company headquarters (not allocated
to the segments)	Consolidated	(20)	(41)	(37)	(27)	(56)	(87)

Total consolidated (7)		1,208	726	665	1,099	648	163

(1)
The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, sale of electricity from facilities for generation of energy on the customer’s premises through a subsidiary (indirect) and sale/purchase of natural gas, including with third parties through OPC Natural Gas.

(2)
For details regarding active projects in the Energy Transition segment in the U.S. – see Section 1 above and regarding calculation of the Group’s share in the EBITDA after proportionate consolidation of the Renewable Energies segment – see Section 2 above.

(3)
Due to completion of the transaction for investment in the area of renewable energies in the U.S. in November 2024, the data of this segment in the U.S. is calculated from this date on the basis of proportionate consolidation where the share of the CPV Group is 66.67%.

(4)
Includes mainly business development and other costs in the area of initiation and development of high‑efficiency power plants running on natural gas, with future carbon capture potential, and the results of the retail activities in the U.S.

(5)
Most of the change in the year of the report compared with the same period last year, in the amount of $45 million, is with respect to a profit participation plan for employees of the CPV Group, which is measured at fair value. For details – see Note 16 to the financial statements.

(6)
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 31 million and about NIS 29 million for the years ended December 31, 2024 and 2023, respectively.

(7)	In the period of the report, the consolidated FFO without adjustments for changes in the working capital was about NIS 663 million (in the corresponding period last year – about NIS 606 million).
(8)
Net cash flows after debt service is presented net and includes taking out of the corporate credit in OPC Israel less early repayment of the project financing in Zomet and Gat. For details – see Note 14B(1) to the financial statements.

(9)	Not including intercompany activities between the Company and the subsidiaries in Israel.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

C.	Analysis of the change in EBITDA – Israel segment

Set forth below is an analysis of the change in EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions):

1.
Availability (operational) – as stated in Section 7.11.1 of Part A of the Periodic Report, in the period of the report, the Rotem power plant was shut down during March 2024 for purposes of planned maintenance work, which lasted for 17 days, which negatively impacted its results in the period of the report, including compared with the corresponding period last year. In addition, the Gat power plant was shut down in July through November 2024 for purposes of unplanned maintenance due to a breakdown that caused a shutdown of the power plant’s activities and had a negative impact on its results in the period of the report including compared with the corresponding period last year.

It is noted that during the above‑mentioned maintenance, sale of electricity to customers continued, where the companies purchased electricity from the System Operator and from private electricity generators in order to supply the full demand of their customers during the shutdown. For details regarding significant planned periodic maintenance at the Rotem power plant in 2025 – see Section 7.11.1 of Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

C.	Analysis of the change in EBITDA – Israel segment (Cont.)

2.
Commercial operation and increase in capacity tariffs in Zomet – the financial results of Zomet are included starting from the commercial operation, at the end of June 2024. For details regarding an increase in the capacity tariffs at the Zomet power plant in January 2024 – see Section 7.13 of Part A of the Periodic Report.

As stated in Section 7.11.1 of Part A of the Periodic Report, in the period of the report the Zomet power plant was shut down for purposes of upgrading and replacement of a component of the plant’s turbines, which had a negative impact on Zomet’s results in this period. It is noted that for purposes of reducing the risk of an operating failure at the Zomet power plant due to a technical defect discovered after the period of the report, and in coordination with the contractor, as part of the process of clarifying and repairing the defect, as at the approval date of the report the power plant is limited to about 85% of the capacity. In the Company’s estimation, as at the approval date of the report, the process of clarification and repair of the defect is expected to be completed at the latest within about 12 months.14

3.
One‑time events – in 2023, includes mainly signing of a compromise agreement with Hadera’s construction contractor whereby revenues were recognized, in the amount of about NIS 41 million in respect of lost revenues caused to Hadera due to a delay in the commercial operation of the power plant and non‑recurring income, in the amount of about NIS 18 million, as described in Note 26C(3) to the Financial Statements, while on the other hand expenses of about NIS 18 million are also included, relating to pre‑commercial operation of the Zomet power plant, at the end of June 2023. In addition, in the period of the report, an amendment to the agreement was signed with Zomet’s construction contractor, in the framework of which, among other things, the construction contractor paid Zomet compensation, in the amount of about NIS 26 million (about $7 million) in respect of a loss of revenues caused to Zomet due to delay in the commercial operation date of the power plant. For additional details – see Note 26A(3) to the Financial Statements. Furthermore, in the third quarter of 2024, Hadera received a one‑time amount from its insurers of about NIS 18 million ($5 million) in connection with lost profits that preceded the commercial operation of the power plant. For additional details – see Note 26A(2) to the Financial Statements.

[14]
That stated constitutes “forward‑looking” information as it is defined in the Securities Law. Ultimately, there could be delays in completion of the required clarification and repairs and/or other operation limitations as a result of, among other things, technical and/or operational factors and/or factors relating to the construction contractor.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

D.	Analysis of the change in EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the energy transition segment in the period of the report compared with the corresponding period last year (in millions of NIS):

(1)
Reflects the results of the Maryland power plant deriving from completion of two transactions for increase of the holdings in Maryland in October and December 2024 at the rate of 25% each. For details – see Note 24C to the financial statements.

(2)
The increase in the operating expenses in the year of the report compared with last year stems mainly from the commercial operation of the Three Rivers power plant in 2023 and from unplanned maintenance performed at the Maryland power plant in 2024.

It is noted that the increase in the rate of holding of about 31% in the Shore power plant in December 2024 did not have a significant impact on the segment’s results in 2024.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

E.	Renewable energies segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation from activities in the renewable energy segment in the period of the report compared with the corresponding period last year (in millions of NIS):

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

F.	Additional details regarding energy hedges and guaranteed capacity payments in the Energy Transition segment in the U.S.

As part of its policy for management of the exposures, the CPV Group is in the practice, from time to time, of entering into hedging agreements, which reduce the fluctuations in the electricity margins. In addition, the capacity revenues for the nominal capacity of the power plants running on natural gas are determined for certain future periods, as detailed in Section 3.3M above.

Set forth below is the scope of the hedging for 2025 as at the date of the report (the data presented in the tables below is on the basis of the rate of holdings of the CPV Group in the associated companies as at the date of the report and after a transaction for acquisition of additional holdings in Shore (about 20%) that was signed after the date of the report and has not yet been completed15 (for details – see Section 10C below)16.

2025

Expected generation (MWh)	11,737,301

Net scope of the hedged energy margin (% of the expected generation of the power plants) (*)	53%

Net hedged energy margin (millions of $)	≈ 110.2 (≈ NIS 408 million)

Net hedged energy margin ($/MWh)	17.55

Net market prices of energy margin ($/MWh) (**)	14.53

(*)
Pursuant to the policy for hedging electricity margins as at the date of the report, in general the CPV Group seeks to hedge up to 50% of the scope of the expected generation. The actual hedge rate could ultimately be different.

(**)
The net energy margin is the energy margin (Spark Spread) plus/minus Power Basis less carbon tax (RGGI) and other variable costs. For details regarding the manner of calculation of the electricity margin (Spark Spread) – see Section 3.3K above. The market prices of energy margin are based on future contracts for electricity and natural gas.

[15]
The scope of the hedging and the scope of the capacity revenues in respect of a transaction for acquisition of additional holdings in Shore, which has not yet been completed, were calculated and are presented in this Section on the basis of the estimates of the CPV Group that the transaction will be completed in April 2025.

[16]
The estimated percentages and the actual hedged energy margins could change due to new hedges and/or sales of capacity made or as a result of changes in market conditions or the hedging policy of the CPV Group. That stated in this Section with respect to the energy margin and availability receipts constitutes “forward‑looking” information as it is defined in the Securities Law, which may change due to, among other things, operating factors and availability of the power plant, market conditions, regulatory changes and/or occurrence of one or more of the risk factors as stated in Section 19 of Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

F.	Additional details regarding energy hedges and guaranteed capacity payments in the Energy Transition segment in the U.S. (Cont.)

Set forth below is the scope of the secured capacity revenues for 2025 as at the date of the report (the data shown in the tables below is on the basis of rate of holdings of the CPV Group in the associated companies as at the approval date of the report and after a transaction for acquisition of additional holdings in Shore (about 20%) that was signed after the date of the report and has not yet been completed. 15 16

2025

Scope of the secured capacity revenues (% of the power plant’s capacity)	93%

Capacity receipts (millions of $)	≈ 112.5 (≈ NIS 416 million)

G.	Net income and adjusted net income (in millions of NIS)

1.	Definitions

Adjusted net income or loss17 – net income or loss in accordance with IFRS plus or minus other expenses and income, events of a non‑recurring nature, such as, impairment losses and reversals and transactions that are not in the ordinary course of business. For details regarding the differences between the net income and the adjusted net income for 2024 and 2023 – see Section 2 below.

It is emphasized that the said adjusted net income or loss item in this report is not an item that is recognized under IFRS or other generally accepted accounting standards as an index for measuring financial performances and should not be considered as a substitute for income or loss or other terms provided pursuant to IFRS. It is possible that the Company’s definitions of adjusted income or loss are different than those used by other companies. Nonetheless, the Company believes that the adjusted income or loss provides useful information to management and investors by eliminating certain sections that management believes do not constitute an indication of the Company’s regular and ongoing business activities.

[17]
It is noted that starting from 2024, the Company does not include in its financial statements adjusted net income after adjustments, as defined in Section 4A of the Directors’ Report for 2023 due to the insignificance of the adjustments and, accordingly, the irrelevancy of the said index.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

G.	Analysis of the change in net income and adjusted net income (in millions of NIS)

(1)
The increase stems mainly from an increase in the financing expenses, in the amount of about NIS 24 million, of the power plants in the Energy Transition segment against the background of signing new financing agreements in 2023 and 2024, particularly in the Valley power plant (for details – see Section 9B below), an increase in depreciation and financing expenses, in the amount of about NIS 18 million, in respect of commercial operation of the Three Rivers power plant in the third quarter of 2023, an increase in depreciation and financing expenses, in the amount of about NIS 21 million, relating to transition to presenting the investment in the renewable energies segment in the U.S. based on the equity method of accounting, commencing from November 2024, and an increase in depreciation and financing expenses, in the amount of about NIS 10 million, due to increase in the rate of holdings in the Shore and Maryland power plants in the fourth quarter of 2024.

(2)
Most of the increase stems from depreciation expenses of the Zomet power plant (in the amount of about NIS 23 million), which was operated commercially at the end of the second quarter of 2023 and in the renewable energies segment in the U.S. prior to the exit from the consolidation (in the amount of about NIS 27 million) mainly in respect of the Maple Hill and Stagecoach projects that were commercially operated in the fourth quarter of 2023 and during the second quarter of 2024. On the other hand, there was a decline of about NIS 23 million, deriving from the decision of the CPV Group made in 2023 to discontinue the development of a natural gas project in the U.S.

(3)
Most of the increase stems from financing expenses relating to the Zomet power plant, in the amount of about NIS 41 million, the Gat power plant, in the amount of about NIS 7 million and financing expenses that were recorded in the statement of income in respect of the financing framework of renewable energy projects in the U.S. prior to exit from the consolidation, in the amount of about NIS 26 million. Furthermore, there was an increase in the interest expenses in respect of the tax equity agreements in the U.S. prior to exit from the consolidation, in the amount of about NIS 15 million. On the other hand, there was an increase in the financing income, deriving from the impact of the changes in the exchange of the dollar against the shekel, in the amount of about NIS 36 million.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

G.	Analysis of the change in net income and adjusted net income (in millions of NIS) (Cont.)

(4)
For details regarding loss of control, discontinuation of the consolidation and transition to the equity method of accounting in the fourth quarter of 2024 with respect to the investment in CPV Renewable – see Note 23E to the financial statements.

(5)
A loss from impairment in value of the investment in Gnrgy in 2024, in the amount of about NIS 19 million (in 2023 – about NIS 23 million) –for additional details regarding an agreement for sale of Gnrgy shares – see Note 11C to the Financial Statements. In addition, in 2024 there was an impairment loss in Hadera 2, in the amount of about NIS 31 million, in light of the government’s decision to reject the plan, for additional details, particularly regarding the Company’s petition to the High Court of Justice regarding this matter, see Note 10B(4) to the Financial Statements, and in 2023 there were non‑recurring revenues, net, in the amount of about NIS 12 million.

(6)
Includes non‑recurring financing expenses relating to repayment of project credit in Zomet and Gat, in the amount of about NIS 49 million (about NIS 38 million, net of tax). For details – see Note 14B(1) to the Financial Statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Year Ended December 31, 2024 (in millions of NIS) (Cont.)

H.	Detail of generation

Set forth below is detail of the generation of the power plants in Israel and the U.S.:

Israel

		For the Year Ended December 31, 2024				For the Year Ended December 31, 2023
					Actual				Actual
		Potential	Net	Actual	calculated	Potential	Net	Actual	calculated
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	3,736	3,332	89.2%	95.1%	3,761	3,514	93.4%	98.5%
Hadera	144	1,048	943	90.0%	92.6%	1,036	939	90.6%	90.7%
Gat	75	616	397	64.4%	64.4%	458	433	94.5%	94.4%
Zomet	396	3,268	428	13.1%	83.6%	1,742	283	16.2%	88.0%

(1)	The generation potential is the net generation capability adjusted for temperature and humidity.

(2)	The actual net generation in the period.

(3)	The actual generation percentage is the net electricity generated divided by the generation potential.

(4)	For details regarding planned maintenance at Rotem, unplanned maintenance at Gat and planned and unplanned work at Zomet in 2024 – see Section 4C above.

U.S.

		For the Year Ended December 31, 2024				For the Year Ended December 31, 2023
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
	Energy transition projects (natural gas)

Fairview	1,050	8,601	7,610	82.1%	88.5%	8,160	7,213	81.1%	84.2%
Towantic	805	6,521	5,593	77.7%	89.9%	6,888	5,551	77.5%	91.2%
Maryland	745	5,958	3,628	56.3%	90.3%	6,089	4,162	64.5%	93.0%
Shore	725	6,130	3,612	56.9%	92.4%	5,333	4,000	63.3%	83.4%
Valley	720	5,838	5,002	82.1%	89.1%	5,867	4,392	72.3%	77.6%
Three Rivers	1,258	9,792	6,366	59.9%	76.9%	4,220	2,814	64.0%	74.8%

(1)	The potential generation is the gross generation capability during the period after planned maintenance and less the electricity used for the power plant’s internal purposes.

(2)	The net generation of electricity is the gross generation during the period less the electricity used for the power plant’s internal purposes.

(3)	The actual generation percentage is the quantity of the net electricity generated in the facilities compared with the maximum quantity that can be generated in the period.

(*)
It is noted that the generation data of the Gat, Zomet and Three Rivers power plants were included starting from the initial consolidation date or the commercial operation date, as applicable, which took place in 2023.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended December 31, 2024 (in millions of NIS)

A.	Statement of income

	For the Three Months Ended
Section	December 31
	2024	2023

Revenues from sales and provision of services (1)	589	581
Cost of sales and provision of services (without depreciation and amortization) (2)	(438)	(432)
Depreciation and amortization	(72)	(83)
Gross profit	79	66
Administrative and general expenses	(72)	(30)
Share in earnings of associated companies	16	63
Business development expenses	(12)	(11)
Compensation for lost revenues	–	41
Other expenses, net	(6)	(22)
Gain on loss of control in the renewable energies segment in the U.S.	259	–
Operating income	264	107
Financing expenses, net	(52)	(54)
Income before taxes on income	212	53
Taxes on income	(89)	(24)
Net income for the period *	123	29

Attributable to:
The Company’s shareholders	28	23
Holders of non‑controlling interests	95	6

*	For an analysis of the change in the net income and an analysis of the change in the adjusted net income – see Section 4F below.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended December 31, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the Three		Board’s Explanations
	Months Ended
	December 31
	2024	2023
Revenues in Israel
Revenues from sale of energy to private customers	247	270	Most of the decrease, in the amount of about NIS 15 million, stems from a decline in the consumption of customers.
Revenues from sale of energy to the System Operator and to other suppliers	19	27
Revenues in respect of capacity payments	44	29	The increase stems mainly from an increase in the capacity tariff in Zomet starting from the beginning of 2024.
Revenues from sale of energy at cogeneration tariff	41	48
Revenues from sale of steam	13	14
Other revenues	–	9
Total revenues from sale of energy and others in Israel (without infrastructure services)	364	397
Revenues from private customers in respect of infrastructure services	113	107
Total revenues in Israel	477	504

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	31	47
The decrease stems mainly from discontinuance of consolidation of the renewable energies segment in November 2024 deriving from loss of control of CPV Renewable and as a result of transition to the equity method of accounting (for additional details – see Note 23E to the Financial Statements.

Revenues from sale of electricity from (Retail) and others	81	30	The increase stems mainly from an increase in the scope of the activities.
Total revenues in the U.S.	112	77

Total revenues	589	581

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended December 31, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the Three Months Ended		Board’s Explanations
	December 31
	2024	2023
Cost of sales in Israel
Natural gas and diesel oil	150	174	Most of the decrease, in the amount of about NIS 13 million, stems from a decline in the gas consumption due to a decline in the sales of Zomet to the System Operator.
Expenses in respect of acquisition of energy	40	54
Cost of transmission of gas	14	12
Salaries and related expenses	13	10
Operating expenses	33	31
Other expenses	–	5
Total cost of sales in Israel without infrastructure services	250	286
Expenses in respect of infrastructure services	113	107
Total cost of sales in Israel	363	393

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	7	14
The decrease stems from discontinuance of consolidation of the renewable energies segment from November 2024 deriving from loss of control of CPV Renewable and as a result of transition to the equity method of accounting (for additional details – see Note 23E to the financial statements.

Cost of sales in respect of sale of electricity (Retail) and others	68	25	The increase stems mainly from an increase in the scope of the activities.
Total cost of sales and provision of services in the U.S.	75	39
Total cost of sales and provision of services	438	432

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended December 31, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service

EBITDA calculations, including EBITDA after proportionate consolidation (in millions of NIS):

	For the
	Three Months Ended
	December 31
	2024	2023

Revenues from sales and provision of services	589	581
Cost of sales and provision of services (without depreciation and
amortization)	(438)	(432)
Administrative and general expenses (without depreciation and amortization)	(68)	(25)
Business development expenses	(12)	(11)
Share in income of associated companies	16	63
Compensation for lost revenues	–	41
Consolidated EBITDA	87	217
Elimination of the share in income of associated companies	(16)	(63)
Plus – Group’s share of the proportionate EBITDA of associated companies
in the Energy Transition segment (1)	141	165
Plus – Group’s share of the proportionate EBITDA
of associated companies in the renewable energies segment
in the U.S. (for details – see Section B(2) in Section 4 above)	16	–
EBITDA after proportionate consolidation	228	319

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended December 31, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)	Calculation of the Group’s share in the proportionate EBITDA, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS):

For the three months ended December 31, 2024	Fairview	Towantic	Maryland	(1) Shore	Valley	Three Rivers	Total

Revenues from sales of energy	51	72	65	33	93	13	327
Cost of natural gas	25	39	25	16	32	8	145
Carbon emissions tax (RGGI)	–	11	12	15	15	–	53
Cost of sales – other expenses (without
depreciation and amortization)	–	1	3	1	2	–	7
Gain (loss) on realization of transactions
hedging the electricity margins	3	(7)	(2)	7	2	5	8
Net energy margin	29	14	23	8	46	10	130
Revenues from capacity payments	5	33	7	5	13	1	64
Other income	1	2	4	2	1	1	11
Gross profit	35	49	34	15	60	12	205
Fixed costs (without depreciation and
amortization)	4	6	15	8	25	4	62
Administrative and general expenses
(without depreciation and amortization)	1	1	2	1	2	1	8
Gain (loss) from revaluation of unrealized
hedging transactions	3	4	(1)	–	–	–	6
Group’s share in proportionate EBITDA
of associated companies (2)	33	46	16	6	33	7	141
Group’s share in FFO	16	49	17	14	13	5	114
Net cash flows after service of project debt (3)	19	27	6	13	(2)	–	63

(1)
At the Shore power plant – gas transmission costs (totaling in the fourth quarter of 2024 about NIS 6 million) that are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)	For additional details – see Section 4B(1)(2), above

(3)	For additional details – see Section 4B(1)(3), above

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended December 31, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)
Calculation of the Group’s share in the proportionate EBITDA, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS): (Cont.)

For the three months ended December 31, 2023	Fairview	Towantic	Maryland	(1) Shore	Valley	Three Rivers	Total

Revenues from sales of energy	28	38	44	50	61	18	239
Cost of natural gas	13	19	19	23	26	11	111
Carbon emissions tax (RGGI)	–	7	6	11	11	–	35
Cost of sales – other expenses (without
depreciation and amortization)	–	1	2	2	1	–	6
Gain (loss) on realization of transactions
hedging the electricity margins	3	3	–	(2)	24	–	28
Net energy margin	18	14	17	12	47	7	115
Revenues from capacity payments	3	29	7	5	15	1	60
Other income	2	2	1	2	1	–	8
Gross profit	23	45	25	19	63	8	183
Fixed costs (without depreciation and
amortization)	2	5	4	5	17	2	35
Administrative and general expenses
(without depreciation and amortization)	1	1	1	1	2	–	6
Gain (loss) from revaluation of unrealized
hedging transactions	3	23	–	(4)	–	1	23
Group’s share in proportionate EBITDA
of associated companies	23	62	20	9	44	7	165
Group’s share in FFO	(1)	23	(1)	2	(8)	–	15
Net cash flows after service of project debt	(18)	(5)	2	(2)	(14)	–	(37)

(1)
At the Shore power plant – gas transport costs (totaling in the fourth quarter of 2023 about NIS 6 million) that are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended December 31, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(2)
Set forth below is a breakdown of the EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) as well as FFO data and cash flow after project debt service (in NIS millions):

		For the			For the
		three months ended			three months ended
Main projects in operation	Basis of	December 31, 2024			December 31, 2023
	presentation			Net cash			Net cash
	in the	EBITDA		flows	EBITDA		flows
	Company’s	after		after	after		after
	financial	proportionate		debt	proportionate		debt
	statements	consolidation	FFO	service	consolidation	FFO	service

Total operating projects in Israel and
accompanying business activities	Consolidated	106	(6)70	(7)59	141	22	(10)
Business development costs and
headquarters in Israel and other costs	Consolidated	(8)	(25)	(26)	(6)	(12)	(12)
Total Israel		98	45	33	135	10	(22)

Total operating projects (1)	Associated	141	114	63	164	15	(37)
Other costs	Consolidated	–	(12)	(12)	(1)	(1)	(1)
Total energy transition in the U.S.		141	102	51	163	14	(38)
Total operating projects (1) (2)	Associated	38	15	8	26	9	(6)
Business development and other costs	Associated	(10)	10	10	(12)	(12)	(12)
Total renewable energy in the U.S.		28	25	18	14	(3)	(18)
Total activities as part of the “others”
segment	Consolidated	(4)	(4)	(4)	(8)	(8)	(8)
Headquarters in the United States (3) (4)	Consolidated	(28)	(12)	(12)	22	(11)	(11)
Total United States		137	111	53	191	(8)	(75)

Company headquarters (not allocated
to the segments)	Consolidated	(7)	(2)	(2)	(7)	2	2

Total consolidated (5)		228	154	84	319	4	(95)

(1)
For details regarding active projects in the Energy Transition segment in the U.S. – see Section 1 above and regarding calculation of the Group’s share in the EBITDA after proportionate consolidation of the Renewable Energies segment – see Section 4B(2) above.

(2)
Due to completion of the transaction for investment in the area of renewable energies in the U.S. in November 2024, the data of this segment in the U.S. is calculated from this date on the basis a proportionate consolidation where the share of the CPV Group’s is 66.67%.

(3)
Most of the change in the fourth quarter compared with the corresponding quarter last year, in the amount of $43 million, is with respect to fair value changes of a profit participation plan for employees of the CPV Group. For details – see Note 16 to the financial statements.

(4)	After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 8 million for the three‑month periods ended December 31, 2024 and 2023.
(5)	In the period of the report, the consolidated FFO without adjustments for changes in the working capital was about NIS 109 million (in the corresponding period last year – about NIS 123 million).
(6)
The increase in the FFO in the quarter compared with the corresponding quarter last year stems mainly from a decrease in payment to the gas suppliers, in the amount of about NIS 57 million, due to timing differences.

(7)	Not including intercompany activities between the Company and the subsidiaries in Israel.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended December 31, 2024 (in millions of NIS) (Cont.)

C.	Analysis of the change in EBITDA – Israel segment

Set forth below is an analysis of the change in the EBITDA in Israel in the fourth quarter of 2024 compared with the corresponding quarter last year (in NIS millions):

1.	Increase in capacity tariffs in Zomet – for additional details see Section 4C(2) above.

2.	Non‑recurring events – stems from non‑recurring compensation Hadera received in the corresponding quarter last year – as detailed in Section 4C(3) above.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended December 31, 2024 (in millions of NIS) (Cont.)

D.	Analysis of the change in EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the energy transition segment in the fourth quarter of 2024 compared with the corresponding quarter last year (in millions of NIS):

180
160
140
120
100
80
60
40
20
-
163
(23)
140
23
(22)
7
(14)
8
(7)
135
6
141
Proportional EBITDA Q4 2023
Revaluation of unrealized hedging transactions
Proportional EBITDA Q4 2023 eliminating Revaluation of unrealized hedging transactions
Net energy margin and capacity
Realized hedges
Availability
Operational Expenses
Ownership increase at Maryland
Other
Proportional EBITDA Q4 2024
Revaluation of unrealized hedging transactions
Proportional EBITDA Q4 2024

(1)	Reflects the results of the Maryland power plant deriving from completion of two transactions for increase of the holdings in Maryland in October and December 2024 at the rate of 25% each.

(2)	The increase in the rate of holding of about 31% in the Shore power plant in December 2024 did not have a significant impact on the segment’s results in the fourth quarter of 2024.

(3)	Operating expenses – the increase stems from unplanned maintenance in the Valley power plant, in the amount of about NIS 7 million.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended December 31, 2024 (in millions of NIS) (Cont.)

E.	(Cont.)

Renewable energies segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the activities in the renewable energies segment in the U.S. in the fourth quarter of 2024 compared with the corresponding quarter last year (in millions of NIS):

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for Three Months Ended December 31, 2024 (in millions of NIS) (Cont.)

F.	Analysis of the change in net income and adjusted net income (in millions of NIS)

(1)
The increase stems mostly from an increase in depreciation and financing expenses, in the amount of about NIS 21 million, in respect of transition to presentation of the investment in the renewable energies segment in the U.S. based on the equity method of accounting starting from November 2024 and an increase in depreciation and financing expenses, in the amount of about NIS 10 million, due to an increase in the rate of holdings in the Shore and Maryland power plants during the fourth quarter of 2024.

(2)
For details regarding loss of control, deconsolidation and transition to the equity method of accounting in the fourth quarter of 2024 with respect to an investment in CPV Renewable – see Note 23E to the Financial Statements.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[18]:

1.	Main details with reference to construction projects in Israel (the data presented in the table below is in respect of 100% for each project):

Power					Date/			Total
plants/					expectation		Total	construction
facilities					of the start		expected	cost as at
for					of the	Main	construction	December 31,
generation		Capacity			commercial	customer/	cost	2024
of energy	Status	(megawatts)	Location	Technology	operation	consumer	(NIS millions)	(NIS millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Powered by natural gas, cogeneration	First half of 2025[19]	Yard consumers and the System Operator	≈ 212	≈ 196

[18]
That stated in connection with projects that have not yet reached operation, including with reference to the expected operation date, the technologies and/or the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on, among other things, the Company’s estimates as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing, completion of construction work, final costs in respect of development, construction, equipment and acquisition of rights in land, the proper functioning of the equipment and/or the terms of undertakings with main suppliers (including lenders), and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events and the War and its impacts), regulatory, licensing or planning risks, macro‑economic changes, delays in receipt of permits or assurance of connection to the networks and infrastructures, delays and increased costs due relating to the supply chain and changes in raw‑material prices and etc. For additional details regarding risk factors – see Section 19 of Part A of the Periodic Report. It is further clarified that delays in completion of the above‑mentioned projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including under guarantees provided), including authorities, conditions of permits, lenders, yard consumers, customers and others, in connection with the projects, and cause a charge for additional costs, payment of compensation or starting of proceedings (including under guarantees provided).

[19]
It is noted that a delay in the commercial operation beyond the original contractual date, which is not considered a justified delay as defined in the project agreements, could trigger payment of monthly compensation at a limited graduated rate (taking into account the length of the delay, where a delay after full utilization of the compensation ceiling could give rise to a cancellation right). It is clarified that in the initial delay period, the amount of the compensation for an unjustified delay is not material. The construction work, its completion, the commercial operation date and the costs involved with the construction are adversely impacted by the War and/or its impacts, including in the year of the report. As at the date of the report, the financial closing for the project had been completed, however completion of the construction and operation of the Sorek 2 generation facility are subject to fulfillment of conditions and factors that have not yet been fulfilled, and to operational or technical factors that relate to completion of the construction and the work on the project’s site, which are impacted by, among other things, the defense (security) situation in Israel and the disruptions in the year of the report regarding arrival of work teams and equipment in Israel. It is noted that in the position of the construction contractor and the equipment supplier is that the security situation in Israel constitutes force majeure. It is emphasized that ultimately, the date expected for completion of the construction and commencement of the operation, as shown in the table, could be delayed even beyond that stated, as a result of, among other things, a delay of the construction work and connection of the equipment (including construction of the desalination facility), delays in receipt of the required permits all of which had not yet been received at the date of the report, disruptions in arrival of equipment, force majeure events, and occurrence of risk factors to which the Company is exposed, including delays relating to the War or its consequences. Such delays could involve an increase in the project costs. It is clarified that delays as stated could impact the project’s costs and could also trigger an increase in costs (beyond the expected cost indicated above) and/or could constitute non‑compliance with liabilities to third parties.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[18]: (Cont.)

1.	Main details with reference to construction projects in Israel (the data presented in the table below is in respect of 100% for each project): (Cont.)

Total
Power					Date/		Total	construction
plants/					expectation		expected	cost at
energy					of start of	Main	construction	December
generation		Capacity			commercial	customer/	cost	2024
facilities	Status	(megawatts)	Location	Technology	operation	consumer	(NIS millions)

Facilities for generation of energy on the customers’ premises	Various development/ construction stages	The total scope of the agreements as at the approval date of the report is about 79 megawatts, of which about 28 megawatts[20], that are in various development and construction stages.	On the customers’ premises throughout Israel	Natural gas and renewable energy (solar, storage)	Gradually based on the stage of development of each project.	Yard (private) consumers and the System Operator	An average of about 4 (about $1 million) per megawatt	About 98

[20]
Every facility has a capacity of up to 16 megawatts. As stated above, as at the date of the report all of the conditions had not yet been fulfilled for the actual execution of the projects involving construction of facilities for generation of energy on the customers’ premises (or  any of them), and fulfillment thereof is subject to various factors, such as licensing processes, connection to the infrastructures (the Electricity Authority and the gas infrastructures) and construction. It is noted that due the outbreak of the War, the Company has sent force majeure notifications to the consumers. The War and its consequences could negatively impact the compliance with the expected dates for commercial operation and the expected costs of the projects. It is further clarified that delays in completion of the projects, if they are not justified based on the relevant agreements, impact the project costs and could cause an increase in costs (beyond the expected cost noted above) and/or could constitute non‑compliance with liabilities to third parties, resulting in a start of proceedings or demands for relief. It is clarified that that stated above includes “forward‑looking” information as it is defined in the Securities Law and there is no certainty it will be realized. Ultimately, there could be delays in projects designated for execution and/or an increase in costs (including with respect to early completion of the agreements/projects) relating to these projects or a reduction thereof.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[29]: (Cont.)

2.	Main details with reference to development projects in Israel:

Power plants/energy
generation facilities	Status	Location	Technology[21]	Additional details

Ramat Beka[22]	Advanced development	The Local Industrial Council of Neot Hovav	Photovoltaic with integrated storage
In May 2023 and June 2024, OPC Power Plants won two tenders of the Israel Lands Authority (ILA) for planning and construction of facilities for generation of electricity using renewable energy using photovoltaic technology with storage, on a number of adjacent sites. As at the date of the report, in the Company’s estimation, the proximity of the sites on which it won the two tenders constitutes a significant unique advantage for it, and may permit physical project consecutiveness, allow for savings on central (joint) costs, increase the certainty with respect to the feasibility and characteristics of the projects and advance the conditions required for ultimate execution and connection to the transmission network in the framework of an overall plan having a significant scope. Subject to advancement of appropriate development processes, it will be possible to act in order to advance a consolidated project having about 500 megawatts per hour plus storage capacity estimated at about 2,760 megawatts per hour, and an estimated cost of about NIS 4.0 – 4.2 billion, on a cumulative basis for the sites of the two tenders.

[21]
It is clarified that the characteristics (including the capacity) of initiation and construction projects, along with their advancement, are subject to, among other things, planning and licensing processes as well as assurance of connection to the electricity grid, are subject to changes, and in light of the early stage, there is no certainty regarding the advancement and/or the ultimate execution of the projects in the initiation stage (in whole or in part).

[22]
As at the date of the report, the development processes had not yet been completed, and the authorizations required for advancement of the projects on the land sites (including as a consolidated project) had not yet been received, and there is no certainty that these actions, approvals or decisions will be executed and/or received (in whole or in part) and/or the estimated period for their completion (if completed). In addition, that stated regarding, among other things, the characteristics and capacity of the solar facilities and the storage capacity, the estimated cost of the subject projects (or any of them), the feasibility of advancement of the projects as a consolidated project the economic benefit and the cost savings due to consolidation of the projects (if consolidated), increase of the certainty regarding the development or connection to the network processes, realization of the advantages of a consolidated project (if it will be possible) and the start date of construction of the project/s includes “forward‑looking” information as it is defined in the Securities Law, which is based solely on the Company’s estimates and assumptions as at the date of the report, and regarding which there is no certainty they will be realized or the manner in which they will be realized. As at the approval date of the report, construction of the generation and storage facilities and advancement of the project/s (in any of the tenders and/or the consolidated project) depend on, among other things, advancement and completion of the planning, construction, connection to the network and licensing processes, and assurance of financing for the construction, which as at the date of the report had not yet been completed and there is no certainty regarding their completion or the manner thereof (if completed). In addition, the costs of the projects are impacted by macro‑economic conditions and are subject to changes in the prices of energy, equipment, construction, shipping, etc. Therefore, ultimately there could be administrative, planning, environmental, regulatory, infrastructure, operational and licensing delays/deficiencies, along with an increase in the estimated costs – this being due to, among other things, various factors that are not under the Company’s control, or as result of the occurrence of one or more of the risk factors the Company is exposed to, as stated in Section 19 to Part A of the Company’s Periodic Report, which are included herein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[29]: (Cont.)

2.	Main details with reference to development projects in Israel: (Cont.)

Power plants/energy
generation facilities	Status	Location	Technology[21]	Additional details

Ramat Beka (Cont.)	Advanced development	The Local Industrial Council of Neot Hovav	Photovoltaic with integrated storage
In the Company’s estimation, at this preliminary stage, subject to completion of all the transactions, development processes, planning and licensing along with receipt of the required approvals, the start of the construction stage is expected to be in 2026–2027. As at the approval date of the report, to the best of the Company’s knowledge, government authorization was received for advancement of the plan to the State National Infrastructures Board. For additional details – see Section 7.3.13.1 of Part A of the Periodic Report and Note 10B(6) to the Financial Statements and the Company’s Immediate Report dated July 1, 2024 (Reference No.: 2024‑01‑066948). For additional details regarding an agreement for acquisition of solar panels for the project that was signed in the period of the report – see Section 7.14.11 of Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[29]: (Cont.)

2.	Main details with reference to development projects in Israel: (Cont.)

Power
plants/
energy
generation
facilities	Status	Location	Technology[21]	Additional details

Solar and storage projects	Initial development	Kibbutzim/ communities	Photovoltaic with integrated storage
The Company has signed agreements with owners of rights in lands (communities located in peripheral areas – communities and kibbutzim) that hold rights in land sites having potential for solar projects with integrated storage. As at the approval date of the report, agreements were signed designated for construction of solar facilities estimated at a cumulative about 215 megawatts and about 1,100 megawatt hours of storage. For additional details – see Section 7.3.13.2 of Part A of the Periodic Report.

Intel	Initial development	Kiryat Gat	Conventional
On March 3, 2024, OPC Power Plants signed a non‑binding memorandum of understanding with Intel Electronics (“Intel”), an existing customer of the Group, whereby OPC Power Plants will construct and operate a power plant (“the Project”), which will supply electricity to Intel’s facilities, including expansion of the facilities presently being constructed, for a period of 20 years starting from the operation date (“the Memorandum of Understanding”).
Pursuant to the Memorandum of Understanding, OPC Power Plants will hold exclusively rights in the Project with a capacity of at least 450 megawatts (and in the Company’s estimation up to 650 megawatts). For additional details – see Section 7.3.13.2 of Part A of the Periodic Report.
The parties are operating to advance the development and planning of the project and to sign detailed agreements, while during the period of the report there was advancement with respect to, among other things, receipt of a planning study, approval of access to the land and planning recommendation from the Planning Administration, and to the best of the Company’s knowledge, as at the approval date of the report, government authorization for start of the process for approval of a National Infrastructures Plan was received (which has not yet been published).
As at the approval date of the report, the Company estimates the construction cost of the Project in the range of about $1.3 million – about $1.5 million per megawatt[23] and subject to completion of the development and planning processes the Project is expected to reach the construction stage in 2027.

[23]
That stated regarding the estimate of the cost (which includes an estimate of the costs of equipment, construction and financing the construction (without a land component)) constitutes “forward‑looking” information as defined in the Securities Law, which is based on the Company’s plans as at the date of the report, regarding which there is no certainty it will ultimately materialize. As at the date of the report, advancement of the project, its development, construction, operation, cost and final characteristics are subject to fulfillment of various factors and conditions (regulatory, operational, commercial and financing) that have not yet been fulfilled (and there is no certainty regarding their fulfillment).

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[29]: (Cont.)

2.	Main details with reference to development projects in Israel: (Cont.)

Hadera 2 – on December 27, 2021, the plenary of the National Infrastructures Planning Board decided to submit plan for construction of a power plant for generation of electricity running on natural gas situated on land owned by Infinia Ltd. that is located adjacent to the Hadera power plant (the plan also permits storage) National Infrastructures Plan 20 (NIP 20) for government approval. In December 2022, an annual option agreement was signed with Infinia Ltd. that may be renewed for a period of up to 5 years for lease of the project land.

On April 17, 2024, the Government of Israel rejected the plan. In June 2024, Hadera 2 filed a petition with the High Court of Justice regarding cancellation of the said Government Decision and approval of the plan. In December 2024, a conditional order was issued by High Court of Justice instructing the government to provide reasons why the plan should not be returned for a rehearing by the National Infrastructures Board or, alternatively, to provide reasons why the said plan should not be approved. A hearing on the petition has been scheduled for April 2025. For additional details – see Section 7.14.3.1 of Part A of the Periodic Report and Note 10B(4) to the Financial Statements.

As at the approval date of the report, the Company intends to advance the initiation activities of Hadera 2 in the framework of a hearing for update of Decision 69407 regarding a regulation of conventional units (for details – see Section 7.3.4 of Part A of the Periodic Report) – all of this subject to adjudication of the petition filed with the High Court of Justice and completion of the process for approval of the plan, to the extent the decision to cancel the plan is changed.

Sorek tender – further to that stated in Section 7.3.13.6 of Part A of the Periodic Report, on September 26, 2024, OPC Power Plants submitted its bid in the tender. On December 18, 2024, a notification was delivered to OPC Power Plants whereby the bid of a third party is the winning bid in the tender, and OPC Power Plants was declared the “second qualifier”. The bid of OPC Power Plants will remain in effect based on the tender documents, where in a case of a cancellation of the declaration of the winner or cancellation of the undertaking with it, the Tenders Board will be permitted to declare the second qualifier as the winner – all of this subject to and in accordance with the tender documents.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.46% by the Company)[24]:

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. (the data presented in the table below is in respect of 100% for each project):

[24]
Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on December 31, 2024 – $1 = NIS 3.647. The information presented below regarding projects under construction, including with respect to the expected commercial structure, the projected commercial operation date, the expected construction cost, an undertaking with a tax partner and/or the expected results of the activities for the first full calendar year (revenues, EBITDA, investments of the tax partner and cash flows after the tax partner) includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group as at the approval date of the report, the realization of which is not certain, and which might not be realized due to factors, such as: regulatory changes or legislative changes (including changes impacting main suppliers of the projects and/or import of equipment and including regulatory/legislative changes in the area of energy or import tariffs due to changes in the government in the U.S.), delays in receipt of permits, an increase in the construction costs, delays in execution of the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements sale for of the potential revenues from the project, terms of the commercial agreements, conditions of the energy market, an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, delays and an increase in costs related to the supply chain, transport and an increase in raw‑material prices, etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled (fully or partly) and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects (including based on guarantees provided in favor of those third parties).

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.46% by the Company)[24]: (Cont.)

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. The data presented in the table below is in respect of 100% for each project (Cont.)

Total
						expected		Total
						construction		construction
						cost net		cost
					Regulated	for 100%		as at
			Expected		market	of the	Tax	December 31,
			commercial		after	project	equity	2024
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	Expectation for a first full calendar year
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)	in the period of the PPA agreements
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Backbone Solar, LLC (“Backbone”)	179 MWdc	Maryland	Second half of 2025	Long-term PPA[1] (including green certificates)	PJM + MD SRECs	≈ 1,149 (≈ $315 million)	≈ 423 (≈ $116 million)[2]	≈ 886 (≈ $243 million)	≈ 71 (≈ $19 million)	≈ 49 (≈ $13 million)	≈ 39 (≈ $11 million)

[25]
The project has signed an agreement with a global e‑commerce company for a period of 10 years from the start of the commercial operation, for supply of 82% of the electricity expected to be generated by the project in the said period, and sale of solar renewable energy certificates, which is valid up to 2035. The balance of the project’s capacity (18%) will be used for supply to active customers, retail supply of electricity of the CPV Group or for sale in the market.

[26]
In October 2024, the CPV Group signed an agreement with a tax partner in the ITC (Investment Tax Credit) format, where pursuant to the agreement the investment of the tax partner in the project will be partly (about 20%) on the mechanical completion date, and the balance (about 80%) will be paid on the commercial operation date.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.46% by the Company)[24]: (Cont.)

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. The data presented in the table below is in respect of 100% for each project (Cont.)

Total
						expected		Total
						construction		construction
						cost net		cost
					Regulated	for 100%		as at
			Expected		market	of the	Tax	December 31,
			commercial		after	project	equity	2024
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	Expectation for a first full calendar year
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)	in the period of the PPA agreements
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Rogue’s Wind, LLC (“Rogues”)[1]	114	Pennsylvania	First half of 2026	Long-term PPA[2] (including green certificates)	PJM MAAC	≈ 1,331 (≈ $365 million)	≈ 584 (≈ $160 million)[3]	≈ 379 (≈ $104 million)	≈ 91 (≈ $25 million)	≈ 71 (≈ $19 million)	≈ 58 (≈ $16 million)

[27]	In August 2024, a Work Commencement Order was issued and a project financing agreement was signed for project financing and provision of a shareholders’ loan to the project.
[28]
In April 2021, the project signed an agreement for sale of all the electricity and the environmental consideration (including Renewable Energy Certificates (RECs), benefits relating to availability and accompanying services), the terms of which were improved in the period of the report. The agreement was signed for a period of 10 years starting from the commercial operation date. The CPV Group has provided collateral for assurance of its obligations under the agreement, which includes execution of certain payments to the other party if certain milestones (including the commencement date of the activities) in the project are not completed in accordance with the timetable determined.

[29]
The project is located on a former coal mine and, therefore, it is expected to be entitled to enlarged tax benefits of 40% in accordance with the IRA Law. The CPV Group intends to act to sign an agreement with a tax partner (Equity Tax) in an ITC format in respect of about 40% of the cost of the project and use of the tax credits that are available to the project (subject to appropriate regulatory arrangements). That stated regarding the intention of the CPV Group to sign an agreement with a tax partner (equity tax), including the scope thereof and/or the scope of the tax benefits, includes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates and intentions of the CPV Group proximate to the approval date of the report and regarding which there is no certainty they will materialize (in whole or in part). The said estimates might not materialize or might change due to a range of circumstances, including changes in the provisions of the law or the applicable benefits, the final terms of the agreement with the tax partner, and factors as stated in footnote 24 above.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.46% by the Company)[24]: (Cont.)

2.	Main details regarding development projects in the U.S.

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report30.

[30]
The information presented in the Section regarding the backlog of development projects of the CPV Group, including with respect to the status of the projects and/or their characteristics (capacity, technology, integration possibilities with carbon capture potential, expected construction date, etc.) constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or how it will be realized. As at the approval date of the report, there is no certainty regarding execution of the development projects (in whole or in part), and their advancement and the rate thereof are subject to, among other things (as applicable), completion of development and licensing processes, assurance of control over the land (real estate), signing of agreements (such as equipment and construction agreements), execution of construction processes, assurance of a connection process, assurance of financing and/or receipt of receipt of regulatory and other approvals. In addition, advance of the development projects is subject to the discretion of the competent organs of the CPV Group and of the Company.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.46% by the Company)[24]: (Cont.)

2.	Main details regarding development projects in the U.S.

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report30.

	Advanced	Preliminary
Renewable energy	development[31]	development	Total

PJM market
Solar	40	1,330	1,370
Wind	150	–	150
Total PJM market (1)	190	1,330	1,520

Other markets
Solar	760	1,330	2,090
Wind	300	900	1,200
Total other markets	1,060	2,230	3,290

Total renewable energy	1,250	3,560	4,810

Share of the CPV Group (66.67%)	830	2,370	3,200

(1)	Delays in the processes for connection to the network in the PJM market

The increasing demand for renewable energies in the PJM, MISO and SPP electricity markets have led to an increase in the requests for connection to the network and requests for connection studies of projects to the network. These requests create a burden and slowness in the connection approval processes, and could impact the process and rate of advancement of the projects. In January 2023, a reform of the process for requesting connection to the network in the PJM market entered into effect, which was designed to govern the handling of the backlog of connection requests by the PJM. As part of the new protocol, PJM prepares an orderly three‑stage connection study process that applies to the parties requesting connection in the relevant framework with respect to times. In 2024, particularly in December, interim results were published with respect to some of the connection studies (Transition Cycle 1). In the estimation of the CPV Group, the results of the process of the agreements for connection to the network triggered a delay in the development of certain projects in the PJM market, taking into account, among other things, the required costs for upgrading the network and their position in the connection process.32

[31]
In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from the external circumstances that are relevant to the project, such as the anticipated activities’ market or regulatory circumstances. In general,  projects that are designated to operate in the PJM market could be impacted by the changes in the connection processes as part of the proposed change described in Section 8.1.2.2(A) of Part A to the Periodic Report, and their progress could be delayed as a result of these proposed changes. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

[32]
That stated above in connection with the impacts of the reform of PJM on the projects of the CPV Group, includes “forward‑looking” information as it is defined in the Securities Law, the realization of which and the manner thereof are uncertain and depend on, among other things, factors that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.46% by the Company)[24]: (Cont.)

2.	Main details regarding development projects in the U.S. (Cont.)

Natural gas projects	Advanced	Preliminary
with carbon capture potential*	development	development	Total

Development projects	(2)1,350	(3)5,000	6,350

Share of the CPV Group	950	3,940	4,890

* For additional details – see Section 8.10(A) of Part A of the Periodic Report.

(2)
In the third quarter of 2024, the Basin Ranch project (a natural‑gas project with an estimated capacity of about 1.35 GW located in the state of Texas with future carbon capture potential, which is held at the rate of 70% by the CPV Group and 30% by a partner), which was chosen by TEF (Texas Energy Fund), advanced to the due diligence stage for receipt of a subsidized loan in the amount of about $1 billion having a term of about 20 years bearing fixed interest of 3% – this being on the condition that that the construction thereof begins up to the end of 2025. As at the submission date of the report, the CPV Group estimates the total construction cost of the power plant project (100%) in the range of about NIS 6.6 – NIS 7.3 billion ($1.8 – $2 billion), and subject to completion of the relevant development processes, particularly receipt of permits (including environmental), completion of the material undertakings and signing of the loan agreement, as stated, an investment decision in the project to start its construction is expected in 2025. In light of that stated, as at the approval date of the report, the CPV Group is working on a private process to raise the capital required for construction of the project.

It is noted that as at the date of the report there is no certainty regarding the structure, manner, amount or results of any fundraising effort, if ultimately made, which have not yet been finally determined, and the matter is subject to, among other things, the market conditions, advancement of development of the project and the discretion of the Company’s competent organs, and there is also no certainty regarding completion of the development processes, receipt of the said loan and the other conditions required in order to begin execution of the project, which had not yet been fulfilled as at the submission date of the report and there is no certainty of their ultimate fulfillment or the timing thereof33.

[33]
It is clarified that that stated above with respect to execution of the project, its characteristics, expected time of the development, costs, receipt of the said loan and/or completion of raising of the required capital includes “forward‑looking” information as it is defined in the Securities Law. As stated above, as at the submission date of the report the conditions for receipt of the said loan as well as additional conditions required for its construction and execution of the project had not yet been fulfilled, and their fulfillment and timing thereof are subject to various factors (regulatory, operational, commercial and financing), including factors that are not under the control of the CPV Group. Ultimately, that stated may not be realized or may be realized in a significantly different manner.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.46% by the Company)[24]: (Cont.)

2.	Main details regarding development projects in the U.S. (Cont.)

(3)
In February 2025, FERC approved the PJM’s “Resource Reliability Initiative” (RRI), the purpose of which is to handle the expected deficiency in available capacity by accelerating connection of up to 50 projects for generation of electricity that meet certain criteria. Qualifying projects will be advanced to the next connection round, Transition Cycle #2, which permits projects, as stated, to potentially connect up to about 14 months earlier. PJM noted that selection of the projects as part of the RRI will be made by means of a weighted‑average point method that will focus on the size of the project, value of the availability and date of the commercial operation applications, and selection of the projects is expected to end in the second quarter of 2025. Projects that are selected for RRI will be required to comply with fixed timetables for construction and participation in PJM’s availability tenders for a minimum commitment period of ten years from the commercial operation date. As at the approval date of the report, the CPV Group intends to submit a request (including required collaterals) for the Oregon project (at the present time the project is in the initial development stage) for purposes of including it as part of this accelerated connection process.[34]

34 It is clarified that there is no certainty that the Oregon project will be selected and there is no certainty that no appeal or other process will be filed in connection with the above‑mentioned decision.

OPC Energy Ltd.
Report of the Board of Directors
7.          Financial Position as at December 31, 2024 (in millions of NIS)

Category	12/31/2024	12/31/2023	Board’s Explanations

Current Assets

Cash and cash equivalents	962	1,007	For details – see the Company’s consolidated statements of cash flows in the financial statements and Part 8 below.

Trade receivables	293	247	Most of the increase, in the amount of about NIS 42 million, stems from an increase in the balances of customers in Israel, mainly due to an increase in customer consumption.

Receivables and debit balances	90	406
Most of the decrease stems from receipt of the balance of the receivables in respect of the ITC (investment tax credit) grant in the Maple Hill project, the amount received was transferred to the tax partner in the project.

Short-term derivative financial instruments	–	12

Total current assets	1,345	1,672

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at December 31, 2024 (in millions of NIS) (Cont.)

Category	12/31/2024	12/31/2023	Board’s Explanations

Non-Current Assets

Long-term deposits and restricted cash	60	59

Long-term receivables and debit balances	162	247

Investments in associated companies	5,320	2,550
Most of the increase stems from exit from the consolidation of CPV Renewable and as a result of transition to the equity method (for additional details – see Note 23E to the Financial Statements), in the amount of about NIS 2,225 million, the amount of about NIS 670 million in respect of transactions for acquisition of additional rights in the Shore and Maryland power plants in the fourth quarter of 2024 and the share of the income of associated companies, in the amount of about NIS 166 million. This increase was partly offset by distribution of dividends by associated companies (particularly Fairview), in the amount of about NIS 326 million. For additional details regarding investments in associated companies – see Section 4D above and Note 24 to the Financial Statements.

Long-term derivative financial instruments	44	51

Property, plant and equipment	4,238	6,243	For details – see Note 9 to the financial statements.

Right-of use assets and long-term deferred expenses	637	631	For details – see Note 10 to the financial statements.

Intangible assets	261	1,165	For details – see Note 11 to the financial statements.

Total non-current assets	10,722	10,946

Total assets	12,067	12,618

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at December 31, 2024 (in millions of NIS) (Cont.)

Category	12/31/2024	12/31/2023	Board’s Explanations

Current Liabilities

Loans and credit from banks and financial institutions (including current maturities)	82	391
Most of the decrease stems from a short‑term credit framework repaid by OPC Israel, in the amount of NIS 200 million, and a decrease in the current maturities of loans in Israel, in the amount of about NIS 43 million, as a result of financing agreements signed by OPC Israel (for additional details – see Note 14B(1) to the Financial Statements). In addition, the decrease stems from exit from the consolidation of CPV Renewable in the fourth quarter of 2024, which caused a decrease of about NIS 67 million in the current maturities.

Current maturities of debt from holders of non-controlling interests	14	32

Current maturities of debentures	212	192

Trade payables	213	257	Most of the decrease stems from suppliers in connection with construction projects in Israel, in the amount of about NIS 38 million.

Payables and other credit balances	123	411	See the explanation in the “receivables and debit balances” section above.

Total current liabilities	644	1,283

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at December 31, 2024 (in millions of NIS) (Cont.)

Category	12/31/2024	12/31/2023	Board’s Explanations

Non-Current Liabilities

Long-term loans from banks and financial institutions	2,150	2,865
There was an increase deriving from taking out of long‑term loans by the CPV Group, in the amount of about NIS 347 million, prior to the exit from the consolidation in the fourth quarter of 2024. On the other hand, there was a decrease stemming from exit from the consolidation of CPV Renewable in the fourth quarter of 2024 and the resulting transition to the equity method of accounting, which caused a decrease of about NIS 1,132 million in the long‑term loans. In addition, there was an increase deriving from financing agreements signed by OPC Israel under which loans were taken out, in the amount of about NIS 1,650 million, while at the same time early repayment was made of the unpaid balance of the project loans of Zomet and Gat in the aggregate amount of about NIS 1,561 million – for additional details see Note 14B(1) to the financial statements.

Long-term debt from holders of non-controlling interests	500	422
Most of the increase derives from an increase in the balance of the long‑term loans from holders of non‑controlling interests in the CPV Group, where an increase, in the amount of about NIS 54 million, relates to additional loans made to the Group and accrual of interest to the principal in the period of the report, and an increase, in the amount of about NIS 28 million, is due to the increase in the shekel/dollar exchange rate.

Debentures	1,663	1,647
Most of the increase, in the amount of about NIS 197 million, derives from issuance of the debentures (Series D) and an increase in the linkage differences relating to the debentures (Series B), in the amount of about NIS 32 million. On the other hand, there was a decrease deriving from repayment of debentures, in the amount of about NIS 193 million.

Long-term lease liabilities	31	204
Most of the decrease, in the amount of about NIS 178 million, stems from exit from the consolidation of CPV Renewable and as a result of transition to the equity method of accounting in the fourth quarter of 2024 (for details – see Note 23E to the financial statements).

Long-term derivative financial instruments	–	58
The decrease stems from exit from the consolidation of CPV Renewable and as a result of transition to the equity method of accounting in the fourth quarter of 2024 (for details – see Note 23E to the financial statements).

Other long-term liabilities	115	399
The decrease stems mainly from exit from the consolidation of CPV Renewable and as a result of transition to the equity method of accounting in the fourth quarter of 2024 (for details – see Note 23E to the financial statements).

Liabilities for deferred taxes	543	498	The increase stems mainly from utilization of carryforward losses in Israel.

Total non-current liabilities	5,002	6,093

Total liabilities	5,646	7,376

Total equity	6,421	5,242
Most of the increase in the equity stems mainly from issuance of shares (net of issuance expenses), in the amount of about NIS 780 million, net income, in the amount of about NIS 197 million, other comprehensive income, in the amount of about NIS 30 million, and issuance of equity to holders of non‑controlling interests in the U.S. in the amount of about NIS 175 million.

OPC Energy Ltd.
Report of the Board of Directors
8.        Liquidity and sources of financing

Set forth below is an analysis of significant changes in the cash flows in the period of the report compared with the corresponding period last year (in NIS millions):

(1)
Most of the increase in cash provided by operating activities stems from an increase in income on a cash basis, in the amount of about NIS 124 million, and an increase in dividends from associated companies in the U.S., in the amount of about NIS 222 million (for details – see Note 24E to the financial statements). On the other hand, there was an increase of about NIS 60 million in the tax payments mainly as a result of loss of control of CPV Renewable (for additional details – see Note 23E to the financial statements).

(2)	For additional details regarding acquisition of subsidiaries in 2023 – see Note 23F to the financial statements.

(3)	Most of the increase stems from acquisition of additional rights in the Maryland and Shore power plants. For additional details – see Note 24C to the financial statements.

(4)	For additional details – see Note 23E to the financial statements.

(5)	For additional details – see Note 18B to the financial statements.

(6)	For additional details – see Notes 14 and 15 to the financial statements.

(7)	For additional details – see Section 4G.

(8)	For details regarding a transaction for a structural change in Israel in 2023 – see Note 23A(1) to the financial statements.

(9)	For additional details regarding investments of the tax partner in Stagecoach in the period of the report and in the Maple Hill project in 2023 – see Section 8.14.7 of Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
8.         Liquidity and sources of financing (Cont.)

Set forth below is an analysis of significant changes in the cash flows in the fourth quarter of 2024 compared with the corresponding period last year (in NIS millions):

(1)
Most of the decrease in the cash provided by operating activities stems from an increase, in the amount of about NIS 62 million, in the tax payments as a result of loss of control of CPV Renewable (for additional details – see Note 23E to the financial statements). On the other hand, there was an increase in dividends from associated companies in the U.S., in the amount of about NIS 24 million.

(2)	For additional details regarding acquisition of subsidiaries in 2023 – see Note 23F to the financial statements.

(3)
Most of the decrease stems from exit from the consolidation of CPV Renewable in the fourth quarter of 2024 and as a result transition to the equity method of accounting – see Note 23E to the financial statements.

(4)	Most of the increase stems from acquisition of additional rights in the Maryland and Shore power plants. For details – see Note 24C to the financial statements.

(5)	For additional details – see Note 23E to the financial statements.

(6)	For additional details – see Notes 14 and 15 to the financial statements.

(7)	For additional details regarding investments of holders of non‑controlling interests in OPC Power and in OPC Israel – see Notes 23A(3) and 23D to the financial statements, respectively.

(8)	For additional details regarding investments of the tax partner in the Maple Hill project in 2023 – see Section 8.14.7 of Part A of the Periodic Report.

For additional details – see the Company’s consolidated statements of cash flows in the financial statements.

As at December 31, 2024 and 2023, the Group’s working capital (current assets less current liabilities) amounted to about NIS 701 million and about NIS 389 million, respectively.

As at December 31, 2024, there were no warning signs pursuant to Regulation 10(B)(14) of the Securities Regulations (Periodic and Immediate Reports), 1970, that require publication of a forecasted statement of cash flows for the Company.

OPC Energy Ltd.
Report of the Board of Directors
9.          Adjusted financial debt, net

A.	Compositions of the adjusted financial debt, net

The Company defines “net financial debt” as loans from banks and financial institutions, debentures and interest payable less cash and cash equivalents, including deposits and restricted cash that are intended for debt service and less/plus the fair value of derivative financial instruments used for hedging the principal and/or interest. The “adjusted net financial debt” includes the “net financial debt” of the Company and its consolidated subsidiaries and the “net financial debt” of its associated companies in the U.S. on the basis of the rate of the holdings of the CPV Group in these companies. It is noted that commencing from December 31, 2024, in light of discontinuance of the consolidation of the renewable energies segment in the U.S., the financial debt data of this segment is presented based on the rate of holdings of about 66.67% (for additional details – see Note 23E to the financial statements).

The Company defines “leverage ratio” as “adjusted net financial debt” divided by “EBITDA after adjusted proportionate consolidation” for the 12 months that preceded the measurement date. For purposes of calculation of the leverage ratio, a debt in respect of projects under construction (that do not yet produce EBITDA) is not included in the calculation. Regarding development projects the construction of which has been completed and/or active projects acquired during the period of the report, an annual representative EBITDA is taken into account.

Set forth below is detail of the Group’s leverage ratio:

As at December 31, 2024(1)	As at December 31, 2023(2)

5.2	4.9

(1)	After elimination of debt under construction in the Renewable Energies segment in the U.S. of about NIS 132 million, as detailed in the following table.

With reference to acquisition of additional holdings in some of the power plants in the Energy Transition area in the U.S. (hereinafter – “the Additional Acquisitions”) and regarding loss of control in the Renewable Energies segment (hereinafter – “the Loss of Control”), the representative EBITDA was calculated as follows: Maryland and Shore based on the rate of holdings with respect to the actual results in 2024 for the Additional Acquisitions adjusted for a full year, and the renewable energy activities based on the rate of holdings with respect to the actual results in 2024, taking into account the decline in the rate of holdings in the period prior to the Loss of Control adjusted to reflect a full year.

(2)
After elimination of debt under construction in the Renewable Energies segment in the U.S. of about NIS 9 million, as detailed in the following table. With respect to the power plants, the construction and/or acquisition of which was completed in 2023 and the debt in respect thereof included in the calculation, calculation of representative EBITDA was made as follows: Zomet and Mountain Wind in accordance with projected data; and Gat and Three Rivers based on a linear adjustment to reflect a full year of the actual results in 2023.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at December 31, 2024 (in millions of NIS)35:

		Gross debt
		Debt			Cash and cash	Derivative
	Method of	(including			equivalents	financial
	presentation	interest			and deposits	instruments
	in the	payable	Weighted-	Final	(including	for hedging
	Company’s	and	average	repayment	restricted cash	principal
	financial	deferred	interest	date of	used for debt	and/or	Net
Name of project	statements	expenses)	rate	the loan	service) (1)	interest	debt

Hadera	Consolidated	585	4.9%	2037	72	44	469
Israel headquarters and others (2)	Consolidated	1,649	6.3%–6.4%	2033	16	–	1,633
Total Israel		2,234	6.0%		88	44	2,102
Active renewable energy
projects (3)	Associated (66.7%)	323	4.2%	2028–2030	5	16	302
Financing of renewable energy
projects (4)	Associated (66.7%)	426	6.5%	2026	285	9	132
Total renewable energy		749	5.5%		290	25	434
Fairview (Cash Sweep 50%) (5)	Associated (25%)	482	7.6	2030–2031	–	2	480
Towantic (Cash Sweep 45%) (6)	Associated (26%)	215	8.1%	2029	9	(1)	207
Maryland (Cash Sweep 75%) (7)	Associated (75%)	891	6.6%	2028	80	15	796
Shore (8) (Cash Sweep 100%)	Associated (69%)	1,114	5.2%	February 2025 (refinanced)	235	–	879
Valley (Cash Sweep 100%)	Associated (50%)	686	10.4%	May 2026	104	–	582
Three Rivers (Cash Sweep 100%)	Associate (10%)	252	5.2%	2028	14	17	221
Total energy transition (9)		3,640	7.0%		442	33	3,165
Headquarters and others – U.S.	Consolidated	–	–	–	264	–	(264)
Total U.S.		4,389			996	58	3,335
Total energy headquarters (11)		1,891	2.5%–6.2% (weighted- average 3%)	2028–2034	664	–	1,227
Total		8,514			1,748	102	6,664

(1)	Includes restricted cash, in the amount of about NIS 53 million, in Hadera and in the energy transition segment, in the amounts of about NIS 252 million.

(2)
For details regarding signing of two financing agreements in OPC Israel in the aggregate scope of about NIS 1.65 billion and early repayment of the project financing in Zomet and Gat – see Note 14B(1) to the Financial Statements.

(3)	As at the date of the report, relates to the Keenan and Mountain Wind projects.

(4)
For details – see Section 8.17.5 of Part A of the Periodic Report. It is noted that as at the date of the report, the Maple Hill and Stagecoach projects are financed under a construction financing framework for renewable energy projects together with the Backbone project.

(5)
On August 14, 2024, Fairview completed an undertaking in a refinancing agreement – for details see Section 8.17.4 of Part A of the Periodic Report. In February 2025, Fairview’s financing agreement was amended such that the interest margin on the long‑term loans was reduced from 3.5% (the margin determined in August 2024) to 3%.

35 In addition, the Group has a liability to holders of non‑controlling interests, the balance of which as at December 31, 2024 is about NIS 515 million.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(6)	On June 27, 2024, Towantic completed an undertaking in a refinancing agreement – for details see Section 8.17.4 of Part A of the Periodic Report.

(7)	In September 2024, Maryland’s financing agreement was revised, and the interest‑rate margin on the long‑term loan was reduced from 4.00% to 3.75%.

(8)
On February 4, 2025, Shore completed an undertaking in a new financing agreement. For details – see Section 8.17.4 of Part A of the Periodic Report. It is noted that for purposes of completion of Shore’s new financing agreement, the amount of NIS 286 million ($80 million) was granted to Shore by all of its equity holders. The CPV Group provided about USD 72 million, including the share of the partner in the project, with which it signed an agreement for acquisition of holdings in Shore (about 20%) in January 2025[36].

(9)	The rate (%) of the Cash Sweep mechanism is in accordance with the estimate of the CPV Group and it could change based on the provisions of the financing agreements of the projects.

(10)
As part of the financing agreements, financial covenants were determined for the projects. As at the date of the report, the associated companies are in compliance with the financial covenants. As part of the financing agreement, a financial covenant was provided for Maryland requiring an historical debt service coverage ratio of 1:1 during the last four quarters. As at the date of the financial statements, Maryland is in compliance with this financial covenant (1.81).

(11)	Includes balances of debt and cash in the Company and cash in ICG Energy Inc. (available for use for all the Group’s needs).

36 In a case where the acquisition of holdings in the Shore power plant is not completed, the share of the leverage reduction of the Partner in the project will be considered a loan on the terms agreed to.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the adjusted financial debt, net, as at December 31, 2023 (in millions of NIS) (Cont.):

		Debt	Cash and cash	Derivative
	Method of	(including	equivalents	financial
	presentation	interest	and deposits	instruments
	in the	payable	(including	for hedging
	Company’s	and	restricted cash	principal
	financial	deferred	used for debt	and/or	Net
	statements	expenses)	service)	interest	debt

Rotem	Consolidated	–	9	–	(9)
Hadera	Consolidated	642	98	37	507
Zomet	Consolidated	1,111	94	–	1,017
Gat	Consolidated	434	12	–	422
Headquarters and others – Israel	Consolidated	202	160	–	42
Total Israel		2,389	373	37	1,979
Active renewable energy projects	Consolidated (100%)	541	12	22	507
Financing construction of renewable
energy projects	Consolidated (100%)	329	327	(7)	9
Total renewable energy		870	339	15	516
Fairview	Associated	334	25	6	303
Towantic	Associated	339	44	7	288
Maryland	Associated (25%)	304	26	8	270
Shore	Associated (37.5%)	599	105	19	475
Valley	Associated	708	66	–	642
Three Rivers	Associated	271	21	20	230
Total energy transition		2,555	287	60	2,208
Headquarters and others – U.S.	Consolidated	–	12	–	(12)
Total U.S.		3,425	638	75	2,712
Total Energy headquarters		1,853	336	–	1,517
Total		7,667	1,347	112	6,208

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

B.	Interest and linkage bases

Set forth below are tables detailing the adjusted financial debt as at December 31, 2024 and 2023 (in millions of NIS) in Israel broken down into debt bearing unlinked fixed interest / fixed debt, debt bearing fixed interest linked to the CPI and debt bearing prime interest:

								Weighted-
		Debt bearing						average
		unlinked		Debt bearing				interest as of
As at	Total	fixed interest/		fixed interest		Debt bearing		December 31
December 31, 2024	debt	fixed debt		linked to the CPI		prime interest		2024
		Total	Interest	Total	Interest	Total	Interest

The Company (debentures)	1,891	767	2.5%	1,124	3.4%	–	–	3.0%

OPC Israel (bank)	1,649	–	–	–	–	1,649	6.3%–6.4%	6.3%–6.4%

Hadera (bank)	585	484	5.3%	101	3.5%	–	–	4.9%

								Weighted-
		Debt bearing						average
		unlinked		Debt bearing				interest as of
As at	Total	fixed interest/		fixed interest		Debt bearing		December 31
December 31, 2023	debt	fixed debt		linked to the CPI		prime interest		2023
		Total	Interest	Total	Interest	Total	Interest

The Company
(debentures)	1,853	851	2.5%	1,002	2.8%	–	–	2.6%

Hadera (bank)	642	517	5.3%	125	3.5%	–	–	4.9%

Zomet (bank)	1,111	–	–	–	–	1,111	6.8%	6.8%

Gat (bank)	434	–	–	–	–	434	6.9%	6.9%

Short-term credit
frameworks (bank)	202	202	6.9%	–	–	–	–	6.9%

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

B.	(Cont.)

Set forth below are tables detailing the adjusted financial debt as at December 31, 2024 and 2023 (in millions of NIS) in Israel broken down into debt bearing fixed interest and debt bearing SOFR interest. The debt includes the net financial debt of the associated companies in the U.S. based on the rate of holdings of the CPV Group in these companies:

			Interest
	Rate of		margin					Weighted-
	holdings		on					average
	of the		long-					interest as at
As at	CPV	Total	term			Debt bearing		December 31
December 31, 2024	Group	debt	loans	Fixed debt		SOFR interest		2024
				Total	Interest	Total	Interest

Active renewable energy
projects	66.7%	322	1.13%–1.73%	238	3.5%	84	6.0%	4.2%
Financing of construction of
renewable energy projects	66.7%	425	2.10%–2.85%	178	6.9%	247	6.2%	6.5%
Fairview*	25%	481	3.50%	243	7.2%	238	8.1%	7.6%
Towantic	26%	213	3.75%	156	8.0%	57	8.4%	8.1%
Maryland	75%	893	3.75%	497	5.6%	396	7.9%	6.6%
Shore**	69%	1,096	3.75%	803	4.1%	293	8.4%	5.2%
Valley***	50%	687	5.50%	–	–	687	10.4%	10.4%
Three Rivers	10%	252	3.75%	212	4.6%	40	8.4%	5.2%

(*)	In February 2025, the refinancing agreement of Fairview was amended in such a manner that the interest margin on the long‑term loans was reduced from 3.5% to 3.0%, as detailed in Section 9A(5) above.

(**)	In February 2025, the refinancing agreement of Shore was completed wherein the terms of the debt were updated. For additional details – see Section A(8), above.

(***)
The interest margin of Valley was determined taking into account the lack of the Title V permit, as at the extension date of the financing agreement in June 2023. For additional details regarding completion of the request for receipt of the Title V permit after the date of the report and the progress of the process – see Section 8.1.4(J) of Part A of the Periodic Report.

			Interest
	Rate of		margin					Weighted-
	holdings		on					average
	of the		long-					interest as at
As at	CPV	Total	term			Debt bearing		December 31
December 31, 2023	Group	debt	loans	Fixed debt		SOFR interest		2023
				Total	Interest	Total	Interest

Active renewable energy
projects	100%	541	1.13%–1.73%	397	3.5%	144	6.7%	4.4%
Financing of construction of
renewable energy projects	100%	329	2.00%–2.85%	275	6.4%	54	6.4%	6.6%
Fairview	25%	334	2.75%	305	5.4%	29	8.2%	5.6%
Towantic	26%	339	3.25%	267	5.1%	72	8.7%	5.9%
Maryland	25%	304	4.00%	187	5.9%	117	8.9%	7.0%
Shore	37.5%	599	3.75%	436	4.1%	163	9.1%	5.4%
Valley	50%	708	5.50%	–	–	708	10.8%	10.8%
Three Rivers	10%	271	3.75%	224	4.6%	47	9.1%	5.3%

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

C.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the report, the Company and its investee companies were in compliance with all the financial covenants provided. For detail regarding the covenants for violation, relating to significant loans and debentures – see Notes 14B(4) and 15C to the Financial Statements37.

On July 28, 2024, a rating of ‘ilA–’ was reconfirmed for the Company and for its debentures by S&P Global Ratings Maalot Ltd. and the rating outlook was updated from negative to stable due to an improvement of the financial ratios. For additional details – see the Company’s Immediate Report dated July 29, 2024 (Reference No.: 2024‑01‑077268).

37 For a description of the main provisions of material loans of the Company and the investee companies – see Note 14 to the Financial Statements.

9.	Adjusted financial debt, net (Cont.)

Movement in the adjusted financial debt, net, for the period ended December 31, 2024 (in NIS millions):

(*)	Derives mainly from acquisition of additional rights in the Maryland and Short power plants – for additional details see Note 24C to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors
10.	Debentures (Series B, Series C and Series D)

As at the approval date of the report, the Company has three series of debentures it issued (Series B, Series C and Series D). For details regarding the said debentures, including regarding financial covenants and the manner of compliance therewith – see Note 15 to the Financial Statements.

Set forth below are additional details regarding the Company’s debentures (Series B, Series C and Series D):

Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Name: Yossi Reznik
Address: 14 Yad Harutzim St., Tel‑Aviv Telephone: 03–6389200 Fax: 03–6389222 E–mail: Yossi@rpn.co.il
Rating of the debentures since the issuance date
Rating of ‘ilA–‘ by S&P Maalot Global Ratings Ltd. (“Maalot”). On July 28, 2024, the rating was reconfirmed by Maalot and the rating outlook was updated from negative to stable due to the improvement of the financial ratios.

Pledged assets
None.
There is a future commitment that the Company will not create a general current lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Series B – yes; Series C – yes; Series D – no.

As at the date of the report, the Company is in compliance with all the conditions of the Company’s debentures (Series B, Series C and Series D) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

11.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results

Changes in the macro‑economic environment, which are characterized by inflation, changes in the currency exchange rates, particularly the dollar against the shekel and changes in interest rates, could impact the Group’s activities in different ways, including, an impact on the electricity generation component (and as a result an impact on the Company’s natural gas revenues and costs) and other index‑linked revenues, an increase in fixed expenses (including wages), maintenance costs, project construction costs – both in Israel and in the U.S., equipment acquisition costs and financing expenses in respect of loans and debentures the Group companies are liable for that bear variable interest and/or are linked to the CPI. In addition, a change in the interest rate could impact the economic feasibility of projects under construction, the discount rates used for examining value (including impairment of value) of active projects, projects under construction or in the development stage and cash‑generating units to which goodwill was allocated, financing costs in respect of taking out of new debt and the fair value of a liability in respect of a profit‑sharing plan in the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors
11.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results (Cont.)

Set forth below is disclosure regarding the main impacts of changes in the currency exchange rates, inflation (Consumer Price Index) and interest rates on the Group’s activities38. Taking into account the complexity of an analysis of the impacts of the said factors, particularly since some of them are indirect (and not direct) impacts and the existence of reciprocal relationships between the various macro‑economic parameters, the Company is not able to estimate the impacts of the changes in the said macro‑economic parameters on the Company’s overall results.

Currency (particularly the dollar)

The Group is exposed to changes in the currency exchange rates, particularly the exchange rate of the dollar.

The Company’s activities in Israel are exposed to a change in the exchange rate of the dollar, directly and indirectly, due to the linkage of a significant part of its revenues to the generation tariff (which is impacted, in part, by changes in the exchange rate of the dollar), while on the other hand acquisitions of the natural gas, some of which are linked to the dollar exchange rate and/or are denominated based on the dollar exchange rate, are also linked to the generation tariff (which, as noted is impacted in part by changes in the dollar exchange rate) and include dollar floor prices.

Therefore, the structure of the Company’s activities in Israel includes a partial natural (intrinsic) hedge – even though strengthening of the dollar increases the cost of the natural gas purchased by the Company, the structure of the revenues should reduce the said exposure. Nonetheless, it is pointed out that the generation component, which is impacted by various parameters and is subject to changes (including by force of regulation) is updated, generally, once a year, and accordingly differences are possible, including timing differences, between the impact of a strengthening of the rate of the dollar on the current gas cost and its impact on the revenues and, in turn, on Company’s gross margin. Timing differences, as stated, could have a negative effect on the Company’s current profit and cash flows – at least in the short run.

It is noted that where the gas price is equal to or lower than the floor price, the Company is exposed to a larger extent to changes in the dollar/shekel exchange rate and to reductions in the generation component since the natural (built‑in) protection, as stated above, is fully or partly compromised, and that stated could have a negative impact on the Company’s profits.

In addition, from time to time the Company signs significant construction and maintenance contracts that are denominated in different currencies, particularly the dollar and the euro.

It is noted that from time to time, and based on business considerations and risk‑management policies, the Company makes use of forward contracts on the exchange rates for hedging part of the currency exposures as detailed above.

[38]
The disclosure stated in this Section below is based on the Company’s estimates in accordance with assumptions and analyses made as at the date of the report only. Ultimately, the impacts of macro‑economic events could be different than that stated, as a result of, among other things, the type and scope of the macro‑economic events, the impact thereof on third parties related to the Company and/or changes in the relevant regulatory policies. In addition, the Company’s estimates regarding the impacts of the said factors on its results might not materialize, in whole or in part, as a result of, among other things, regulatory policies, market conditions, operating factors and changes in the Company’s undertakings and/or due to one or more of the risk factors the Company is exposed to, as stated in Section 19 of Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
11.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results (Cont.)

Currency (particularly the dollar) (Cont.)

With reference to the Company’s investment in the CPV Group, which operates in the U.S. with a dollar functional currency, in general a weakening of the dollar rate has a negative impact on the (dollar) value of the Company’s investment and on the Company’s net income and shareholders’ equity, due to translation of the results of the CPV Group from dollars into shekels  (which is the operational currency of the Company). On the other hand, from time to time there could be a need to raise financing in Israel in shekels in order to finance the activities of the CPV Group, particularly for the benefit of expected investments in the backlog of construction and development projects of the CPV Group. Accordingly, a strengthening of the dollar exchange rate could lead to an increase in the financing requirements in order to realize these needs.

Consumer Price Index (CPI) (inflation)

The Group is exposed to changes in the CPI. Regarding its activities in Israel, the Company is exposed to changes in the CPI, directly and indirectly, mainly due to linkage of a significant part of its revenues to the generation component (which is impacted partly by a change in the CPI), and due to the fact that most of its capacity revenues are linked to the CPI. On the other hand, purchases of the natural gas are partly linked to the generation tariff and include, as stated, floor prices. Also, part of the Company’s capital costs and investments and part39 of the Hadera financing agreement are linked to the CPI, directly or indirectly. Furthermore, the Company is exposed to changes in the CPI with respect to the terms of the Company’s debentures (Series B). An increase in the CPI increases the Company’s liabilities and financing costs.

Therefore, the structure of the Company’s activities includes a partial natural (intrinsic) hedge – despite the fact that an increase in the CPI increases the Company’s costs (including the financing costs) and investments, the structure of the revenues should reduce the said exposure, such that the Company’s profits could be positively affected by an increase in the CPI. Nonetheless, it is noted that the generation component is impacted by various parameters and is subject to changes (including by force of regulation) and, accordingly, differences are possible between the impact of inflation of the Company’s costs and its impact of the revenues and, accordingly, on the Company’s gross margin.

Interest rate (mainly shekel and dollar)

The Group has loans and liabilities bearing variable interest that are based on prime or SOFR plus a margin. An increase in the variable interest rates could cause an increase in the Group’s financing costs. In addition, an increase in the interest rates could trigger an increase in the financing costs in respect of new debt taken out by the Group (for purposes of refinancing and/or growth). Furthermore, an increase in the interest rates could impact the discount rates for projects (active, under construction and in development) and could also lead to a lack of economic feasibility of continued development and/or acquisition of projects and a slowdown in the Company’s growth processes,  along with changes in the fair value of assets, particularly the existence of signs of impairment of value of assets and/or recording of impairment losses in the financial statements.

In order to reduce the exposure to changes in the interest rates in Israel, the Group makes use of a mix of loans (including credit frameworks) and debentures in such a manner that part of the loans and the debentures bear fixed interest and part of them bear variable interest.

[39]
In order to reduce part of the exposure to changes in the CPI relating to the Hadera financing agreement, in June 2019 the Group entered into transactions with a bank to hedge part of the exposure to the CPI.

OPC Energy Ltd.
Report of the Board of Directors
11.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results (Cont.)

Interest rate (mainly shekel and dollar) (Cont.)

In the CPV Group, most of the long‑term loans and credit frameworks bear variable interest (mainly SOFR) and have exposure to changes in the interest rates. In order to reduce part of the exposure to interest risk, the CPV Group enters into transactions for swaps of variable dollar interest for fixed dollar interest (IRS) with respect to a significant part of the balances of its long‑term loans. In addition, due to the project financing conditions of the associated companies (cash sweep mechanisms), there is a significant decline in the scope of the debt in the Energy Transition segment and, accordingly, in the exposure of the CPV Group to an increase in the interest rate of the time of refinancing.

For additional details regarding the Group’s policies for management of the financial risks and sensitivity analyses, including changes in the CPI and interest – see Note 21 to the Financial Statements.

12.      Material Valuations

A.	Transaction for acquisition of the Gat power plant

Further to that stated in Note 23F(1) to the Financial Statements, in the period of the report the Company completed the valuation for determination of the fair value of the identified assets and liabilities of the Gat Power Plant and determination of the amount of the goodwill and the manner of allocation thereof to the cash‑generating units, by means of an external independent appraiser (BDO Ziv Haft), without there being a change in the allocation of the acquisition cost and the fair‑value data compared to the data as at December 31, 2023. For information regarding the details of the valuation – see Section 13A of the Report of the Board of Directors for 2023.

B.	Annual examination of impairment of value of goodwill created in respect of acquisition of the Gat power plant

Further to that stated in Note 11 to the financial statements regarding the balance of the goodwill created in respect of acquisition of the Gat power plant, as at the approval date of the report the Company performed a valuation for determination of the recoverable amount of the cash generating unit included in the Rotem, Hadera and Gat power plants (“the Cash Generating Units”) for purposes of an annual impairment of value of the goodwill examination (“the Valuation”). The Valuation was performed at the level of the Cash Generating Unit since this being the lowest level at which the goodwill is monitored for internal management purposes. For additional details regarding examination of impairment of value – see Note 11B to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors
12.      Material Valuations (Cont.)

B.	Annual examination of impairment of value of goodwill created in respect of acquisition of the Gat power plant (Cont.) Details of the valuation:

Subject matter of the Valuation	Determination of the recoverable amount of the Cash Generating Units for purposes of an annual impairment of value of goodwill examination in accordance with the provisions of IAS 36.

Date of the Valuation	Effective date of the valuation: December 31, 2024. Approval date of the valuation: March 11, 2025.

Book value attributed to a Cash‑Generating Unit as at the date of the Valuation	Total of the Cash‑Generating Unit – about NIS 2.7 billion.

Recoverable amount of the Rotem power plant as determined pursuant to the Valuation
Only the Rotem power plant– about NIS 4.3 billion.
The recoverable amount of the Rotem power plant alone exceeds the book value of the entire Cash‑Generating Unit and, therefore, it is not necessary to recognize a loss from impairment of value in the Company’s books.

Identity of the appraiser and his characteristics	The valuation was performed by the Company.

Valuation model	The recoverable amount of the cash generating unit was determined as follows: for the Rotem power plant only based on the value in use using the DCF (discounting of cash flows) method.

The assumptions based on which the appraiser performed the Valuation
Set forth below are the main assumptions that were used in determination of the use value of the Rotem power plant:
–     Forecast years – represent the period between 2025 and 2043, and are based on an estimate of the economic life of the power plant and its value at the end of the forecast period.
–    Forecast of the generation component and natural gas prices that are not backed by an agreement – based on market forecasts received from external independent information sources.
–     Long-term annual inflation rate of 2.5%.
–     Weighted‑average cost of capital (WACC) – 8% which was determined by an external, independent appraiser.

OPC Energy Ltd.
Report of the Board of Directors
12.      Material Valuations (Cont.)

B.	Annual examination of impairment of value of goodwill created in respect of acquisition of the Gat power plant (Cont.) Details of the valuation: (Cont.)

Sensitivity analysis for changes in the main parameters	An increase of 1% in the WACC (about NIS 442 million). A decrease of 5% in the generation component tariff (about NIS 447 million).

Examination of attachment of the valuation
Notwithstanding that the valuation meets the quantitative thresholds for “Very Significant Valuations”, as determined in the Position of the Securities Authority 105‑23 “Parameters for Examination of the Significance of the Valuation”, since here a periodic examination of impairment of value of goodwill is involved without there having been signs of impairment, and in the Company’s estimation, based on sensitivity analyses performed by it, as at the date of the report, whereby every possible reasonable change in the key assumptions used in determination of the recoverable amount of the cash‑generating unit would not lead to recognition of a significant loss from impairment of value, instead of attaching the Valuation it is permissible to disclose the Valuation as a “Significant Valuation” pursuant to Regulation 8(I) of the Securities Regulations (Periodic and Immediate Reports), 1970[40].

Corporate Governance

13.
Directors having Accounting and Financial Expertise

As at the date of this report, eight of the members of the Company’s Board of Directors have accounting and financial expertise. For details regarding the directors Aviad Kaufman, Antoin Bonaire, Robert Rosen, Jacob Worenklein, Yosef Tene, Sarit Sagiv, Shirly Mashkif and Harel Givon who were classified as directors with accounting and financial expertise – see Regulation 26 of Chapter D (Additional Details regarding the Company).
The Board of Directors determined that the minimum number of directors having accounting and financial expertise in accordance with Section 92(A)(12) of the Companies Law, 1999, is two – this being taking into account the type of the Company, its size, the scope of its activities and the complexity of its activities.

14.
Independent Directors

In addition to the external directors Yosef Tena and Shirly Mashkif, the directors Sarit Sagiv and Harel Givon, serve as independent directors of the Company.
As at the date of the report, the Company’s Articles of Association do not include a provision regarding the rate of the independent directors.

40 After an examination, as stated, in accordance with that stated in Section 3 of the Clarification to a Legal Position No. 23‑105 “Parameters for Examination of the Significance of Valuations: Questions and Answers”.

OPC Energy Ltd.
Report of the Board of Directors
15.       Internal Auditor

Name of the Internal Auditor	Mr. Eyal Baasch (“the Internal Auditor”)

Education and professional experience
Certified Internal Auditor (C.I.A.); Certified Risk Management Auditor (CRMA).
Bachelor’s degree in Social Sciences (Extended Economics) – Hebrew University in Jerusalem; Master’s degree in Business Administration (MBA) (specialization in accounting and finance) from the College of Management.
Since 2012 he is a partner in the area of risk management and economics in the Office of Rosenbloom – Holzman, CPAs. Possesses extensive professional experience in the area of internal auditing.

Start date of service
August 13, 2024. Up to that date, Ms. Shoshana Shidlo, CPA and CIA (US) served in this position. For details regarding the exiting internal auditor – see Section 16 of the Report of the Board of Directors for 2023 (“the Prior Internal Auditor”).

Compliance with legal requirements
To the best of the Company’s knowledge, according to the declaration of the Internal Auditor and the Prior Internal Auditor, the Internal Auditor and the Prior Internal Auditor in her period of service meet the requirements of Section 146(B) of the Companies Law and the provisions of Section 8 of the Internal Audit Law, 1992 (“the Internal Audit Law”).

Employment format
The Internal Auditor provides the Company internal audit services and he is not an employee of the Company in a full‑time position. In addition, he does not hold an additional position in the Company aside from his service as the Internal Auditor.
In the period of her service, the Prior Internal Auditor provided the Company internal audit services and she was not employed as an employee of the Company in a full‑time position and, in addition, she did not fill an additional position in the Company aside from her service as internal auditor.

Manner of appointment
The appointment of the Internal Auditor was approved by the Board of Directors on August 13, 2024, after a recommendation of the Audit Committee on August 11, 2024.
The Company’s Audit Committee and Board of Directors examined his qualifications, education and experience in internal auditing.

Conclusion of the service of the Prior Internal Auditor	On August 12, 2024, the service of the Prior Internal Auditor was concluded.

The party to whom the Internal Auditor reports	The Chairman of the Board of Directors.

Other relationships the Internal Auditor has with the Company
To the best of the Company’s knowledge, the Internal Auditor does not hold securities of the Company and the Prior Internal Auditor did not hold securities of the Company in the period of her service.
The Internal Auditor is not an interested party in the Company or a relative of an interested party in the Company and is not a relative of the auditing CPA or a party on its behalf.

OPC Energy Ltd.
Report of the Board of Directors
15.       Internal Auditor (Cont.)

The work plan
The audit work plan for 2024, which was approved by the Audit Committee, is for one year. The work plan of the Company and its subsidiaries was determined based on, among others, the following considerations: coverage of the Company’s main areas of activity, risk centers and exposures known to the Internal Auditor and to management; a corporate risks’ survey that is prepared by the Company, potential for savings and efficiency; recurring items and monitoring correction of deficiencies; and implementation of recommendations.

The audit work plan is submitted for analysis and approval by the Company’s Audit Committee and Board of Directors. The Internal Auditor has discretion to recommend a variance from the work plan to management and the Audit Committee, where necessary.

Audit reports were submitted to the Audit Committee and management. The Company’s Board of Directors received an update regarding the audit reports.

Meetings of the Audit Committee were held to discuss the audit reports on the following dates: March 5, 2024; August 11, 2024; November 10, 2024; and January 2, 2025.

During 2024, the Internal Auditor and the Prior Internal Auditor in the period of her service monitored the existence and appropriateness of the work of the party providing internal audit services in the CPV Group (which operates in the U.S.) which was via outsourcing, including, receipt of updates regarding the progress of the audit work and the main findings and discrepancies and receipt of the audit reports. It is noted that starting from 2025, the Internal Auditor will perform audits of the CPV Group.

The audit plan and audit reports of the CPV Group are submitted to the Board of Directors of the CPV Group and to the Company’s Audit Committee and are reported to the Company’s Board of Directors. During the period of the report, no material transactions (as defined in the Fourth Addendum to the Reporting Regulations) were examined.

In the estimation of the Board of Directors, the scope, nature and continuity of the activities of the Internal Auditor and the internal audit work plan are reasonable under the circumstances of the manner, and they are sufficient to achieve the Company’s internal audit goals.

OPC Energy Ltd.
Report of the Board of Directors
15.       Internal Auditor (Cont.)

Performance of the audit and the professional standards
Based on information provided to the Company, performance of the internal audit is made in accordance with the generally accepted professional standards in and outside of Israel and in accordance with Section 4(B) of the Internal Audit Law.

The Board of Directors relied on the confirmations of the Internal Auditor and the Prior Internal Auditor in the period of her service regarding their compliance with the requirements of the said generally accepted professional standards. In addition, the audit reports are submitted in writing and are discussed at the meetings of the Audit Committee, where as part of the discussion the Internal Auditor reports with respect to the manner of his performance, the policies and procedures applied and the findings. The Board of Directors is satisfied, based on the reports of the Internal Auditor and the Prior Internal Auditor in the period of her service, that the internal audit is in compliance with all the requirements provided in the said standards.

Access to information
The Internal Auditor and the Prior Internal Auditor in the period of her service have/had free access to information, as stated in Section 9 of the Internal Audit Law, including constant and direct access to the Company’s information systems, including financial data.

Remuneration
The remuneration of the Internal Auditor in respect of services provided in 2024 amounted to about NIS 166 thousand, this being based on a work scope of 523 audit hours (including 48 work hours in respect of the CPV Group), of which about NIS 107 thousand was paid to the Prior Internal Auditor and about NIS 59 thousand was paid to the Internal Auditor in respect of the period of their service in 2024.

The cost of the internal audit services in the CPV Group (which are executed by means of outsourcing, as stated) in 2024 amounted to NIS 249 thousand, this being based on a work scope of 560 audit hours.

Set forth below is detail regarding the scope of the investments made, distinguishing between hours invested in internal auditing with respect to the Company and the investee companies:
	Investee
The	companies
Company	in Israel	CPV	Total

231	244	560 (external service provider as noted) 48 the Internal Auditor	1,083

In the opinion of the Board of Directors, the remuneration for the internal audit is reasonable and does not impact or adversely affect use of his professional judgment in performance of the audit.

The remuneration of the Internal Auditor is a function of the total number of work hours as provided in the annual work plan that is approved by the Company’s Audit Committee and Board of Directors.

OPC Energy Ltd.
Report of the Board of Directors
16.	Contributions policy

The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education.

The Group’s expenses in respect of contributions in the period of the report amounted to about NIS 2.5 million.

Set forth below is detail of contributions of more than NIS 50 thousand and indication of the relationship to the recipient of the contribution (in NIS thousands):

Recipient of the	Amount of the	Relationship to the
Contribution	Contribution	Recipient of the Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” also receives contributions from parties related to the Company’s controlling shareholder, including companies in which officers serve who are directors of the Company (including from the Israel Corporation Group and the controlling shareholders therein). The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Rahashei Lev” Society	300
For the sake of good order, it is noted that as the Company was informed, commencing from November 2022, the daughter of Mr. Yosef Tena, an external director of the Company, is employed by the Tel‑Aviv Medical Center in the name of Sorosky.

“Running to Give” Society	120	For the sake of good order, it is noted that a relative of the Company’s CEO serves as Chairman of the Society without compensation.

17.	Details regarding the auditing CPAs

17.1	The Company’s auditing CPAs are KPMG Somekh Chaikin (“the Auditor”).

17.2
The fee is determined in negotiations between the Company’s management and the Auditor, based on the scope of the work, nature of the work, past experience and market conditions. The fee is in respect of an audit and review of three quarterly reviewed reports and one audited annual report. In addition, the fee includes tax services in connection with preparation of the Company’s annual tax report.

17.3	Set forth below is the Auditor’s fee (in NIS millions):

For the Year Ended December 31
2024		2023
Audit services (1)	Other services (2)	Audit services (1)	Other services (2)

12.1	0.8	10.6	1.1

(1)
Audit services including services related to the audit and tax services related to the audit. Of the said amount for 2024 and 2023, the amounts of about NIS 10 million and about NIS 8.4 million, respectively, are in respect of audits of CPV. The fees of the auditing CPAs, as stated, were determined in accordance with negotiations carried on by the management of the CPV Group and were approved by CPV’s competent organs.

(2)	Other services include mainly tax consulting services in Israel. It is noted that most of the tax services in the U.S. are not provided by the Auditor.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: March 11, 2025

OPC Energy Ltd.
Report of the Board of Directors
Appendix A

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices for the Years 2025 – 2027

As additional background with respect to the activities of the Energy Transition Segment in the U.S. and in order to assist regarding accessibility to additional available external data, presented below are forecasts of electricity and natural gas prices in the regions in which the power plants of the CPV Group in the Energy Transition segment in the U.S. operate, which were prepared by the EOX Company41 and it is based on future market prices of electricity and natural gas.

The data in the tables below reflect forecasts of the electricity and natural gas prices as received from EOX, where with reference to the forecast of the electricity prices the information was processed by the CPV Group in the following manner:

–	In the peak hours, electricity is sold in the maximum scope;
–	Sale of the balance of the electricity is made in the off‑peak hours.
–	The scope of the generation of each power plant was estimated separately on the basis of the historical generation data while taking into generation forecasts.

The electricity margin appearing in the table below is calculated based on the following formula:

Electricity margin ($/MWh) = the electricity price ($/MWh) – [the gas price ($/MMBTU) X the thermal conversion ratio* (heat rate) (MMBTU/MWh)]

*
Assumption of a thermal conversion ratio (heat rate) of 6.9 MMBTU/MWh for Maryland, Shore and Valley, and a thermal conversion ratio (heat rate) of 6.5 MMBTU/MWh for Three Rivers, Towantic and Fairview.

The data included in this Appendix below is based on forecasts of electricity and gas prices made by EOX – a market consulting company that provides information and data services in the area of the Company’s activities in the U.S. in the Energy Transition area, and it is presented as additional background and in order to assist accessibility to available external data regarding the area of activities. It is clarified and emphasized that in light of the fact these are market forecasts, quite naturally the Company is not able to make (and did not make) an independent examination of the forecasts or the underlying data. It is clarified that there are additional entities that provide similar information services that might provide forecasts that differ from these prices. The Company does not undertake to update data as stated.

In addition, it is emphasized that forecasts are involved regarding which there is no certainty with respect to the accuracy or actual viability thereof. The electricity and natural gas prices (in the market, in general, and of the power plants of the CPV Group, in particular) might be different, even significantly, from that presented as a result of various factors, including, macro‑economic factors, regulatory changes, political and/or geopolitical events (including global events) that impact the supply and demand of natural gas and electricity, weather events, events relating to the electricity sector in the U.S. (demand, supply, availability of power plants, operational events, proper functioning of the electricity grid, transmission infrastructures) and/or failures in (problems with) the assumptions and estimates that form the basis of the forecast.

41 EOX is a subsidiary of a commodity broker, OTC Global Holdings, which publishes forward prices for the electricity and natural gas markets based on trading data in the futures markets. The futures prices are an objective way of estimating the future expectation with respect to electricity and natural gas prices since they represent transactions with entities operating in these markets involving buying and selling futures contracts at specific prices.

OPC Energy Ltd.
Report of the Board of Directors
Appendix A (Cont.)

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices for 2025 – 2027

Power Plant	2025	2026	2027

Fairview
Gas price (Texas Eastern M2, as of 2026: M3)	2.99	3.74	3.75
Electricity price (AEP Dayton (AD))	43.56	47.50	50.98
Electricity margin	24.14	23.17	26.58

Towantic
Gas price (Algonquin City Gate)	6.09	5.94	5.86
Electricity price (Mass Hub)	65.03	61.37	59.74
Electricity margin	25.42	22.75	21.67

Maryland
Gas price (Transco Zone 5)	4.53	4.64	4.35
Electricity price (PJM West Hub)	50.21	55.24	60.02
Electricity margin	18.94	23.25	29.97

Shore
Gas price (Texas Eastern M3)	3.81	3.74	3.75
Electricity price (PJM West Hub)	50.21	55.24	60.02
Electricity margin	23.95	29.41	34.11

Valley
Gas price (Texas Eastern M3 – 70%, Dominion South Pt – 30%)	3.54	3.52	3.51
Electricity price (New York Zone G)	57.02	54.21	56.65
Electricity margin	32.57	29.95	32.43

Three Rivers
Gas price (Chicago City Gate)	3.73	3.85	3.80
Electricity price (PJM ComEd)	40.04	43.56	45.87
Electricity margin	15.80	18.52	21.18

OPC Energy Ltd.
Report of the Board of Directors
Set forth below is gross (raw) data as included in the forecast of EOX (without processing)

OPC Energy Ltd.
Report of the Board of Directors